SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 15, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Form 20-F: ☒	Form 40-F: ☐

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Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT  •  RAPPORT FINANCIER  •  FINANZBERICHT

Novartis delivers strong financial performance in second quarter, underpinned by increased momentum in innovation

•	Double-digit growth in the second quarter with excellent contributions from all divisions

o	Net sales up 11% (+12% in constant currencies, or cc) to USD 11.7 billion; first half up 18% (+15% cc) to USD 23.8 billion

o	Operating income grows 25% (+24% cc) to USD 3.0 billion; core operating income up 23% (+23% cc) to USD 3.3 billion

o	Core margin improves by 2.7 percentage points to 28% of net sales

o	EPS up 18% (+17% cc) to USD 1.06; core EPS rises 14% (+14% cc) to USD 1.20

o	Free cash flow before dividends up 24% (USD 2.4 billion); first half free cash flow up 54% to USD 5.3 billion

•	Strong performance driven by continued portfolio rejuvenation and innovation

o	Unanimous FDA Advisory Committee recommendation for FTY720 approval as therapy for multiple sclerosis

o	US approval of Tasigna as first-line therapy for chronic myeloid leukemia

o	Group’s recently launched products contribute 21% of net sales (USD 2.4 billion); USD 5.5 billion for first half

o	Oncology franchise showcased at ASCO with 170 abstracts highlighting investigational uses of current therapies and new agents

Key figures
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	11 716	10 546	11	12	23 847	20 255	18	15
Operating income	2 961	2 364	25	24	6 472	4 711	37	33
Net income	2 437	2 044	19	18	5 385	4 019	34	29
EPS (USD)	1.06	0.90	18	17	2.34	1.76	33	28
Free cash flow1	2 368	1 916	24		5 271	3 422	54
Core2
Operating income	3 276	2 663	23	23	7 141	5 274	35	32
Net income	2 771	2 394	16	15	6 080	4 696	29	25
EPS (USD)	1.20	1.05	14	14	2.65	2.06	29	24
1 Before dividends
2 Core results for operating income, net income and earnings per share (EPS) eliminate the amortization of intangible assets, the impact of acquisition-related factors and other significant exceptional items. See page 44 for further information.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, July 15, 2010 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said: “I am pleased that Novartis once again delivered strong above-market, double-digit growth in the second quarter of 2010. Our results were driven by our success in innovation across the portfolio, as recently launched products comprised 21% of Group sales. We are making great progress on all three strategic priorities of innovation, growth and productivity.”

GROUP REVIEW

Second quarter
Novartis delivered a strong performance in the second quarter of 2010 – with the rapid expansion of recently launched products and important regulatory approvals achieved for new medicines – as the Group made progress on its agenda on innovation, growth and productivity.

Net sales rose 11% (+12% cc) to USD 11.7 billion with currency movements depressing the result by 1 percentage point. Rejuvenation of the portfolio continued with recently launched products generating sales of USD 2.4 billion – 21% of total sales including A(H1N1) pandemic vaccines. For the Group, volume grew by 12 percentage points, price was a negative 1 percentage point and acquisitions contributed 1 percentage point. Pharmaceuticals (USD 7.7 billion, +8% cc) advanced in all regions and maintained solid volume growth. Vaccines and Diagnostics (USD 0.6 billion, +135% cc) achieved considerable gains, including USD 0.2 billion from recognition of A(H1N1) pandemic vaccine sales. Sandoz (USD 2.0 billion, +13% cc) grew on successful new product launches and the contribution of EBEWE Pharma. All Consumer Health businesses (USD 1.5 billion, +7% cc) had strong performances.

Operating income rose 25% (+24% cc) to USD 3.0 billion including 1 percentage point from favorable currency movements. Operating income includes a pension gain of USD 265 million, offset by provisions for litigation and legal settlements of USD 231 million and impairments of assets of USD 82 million. The operating income margin improved 2.9 percentage points to 25.3% of net sales from 22.4% in the 2009 period. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 23% (+23% cc) to USD 3.3 billion, and the core operating income margin rose 2.7 percentage points to 28.0% of net sales.

Earnings per share (EPS) increased 18% (+17% cc) to USD 1.06 while core EPS was up 14% (14% cc) in the second quarter to USD 1.20.

First half
In the first half of the year, Novartis Group net sales rose by 18% (+15% cc) to USD 23.8 billion. Recently launched products generated sales of USD 5.5 billion, 23% of net sales. Sales benefitted from 3 percentage points in currency movements. Volume grew by 16 percentage points, price was negative 2 percentage points and acquisitions contributed 1 percentage point. All regions of our Pharmaceuticals organization advanced (USD 15 billion, +8% cc) and maintained solid volume growth. Recognition of A(H1N1) pandemic vaccine sales provided USD 1.3 billion for Vaccines and Diagnostics, which achieved significant growth overall (USD 1.9 billion, +287% cc). Sandoz had a strong first half and grew (USD 4.0 billion, +11% cc) due to the successful launch of new products and the acquisition of EBEWE Pharma. All Consumer Health businesses (USD 3.0 billion, +7% cc) outperformed their markets.

Operating income rose 37% (+33% cc) to USD 6.5 billion including 4 percentage points of favorable currency movements. Included in operating income is a one-time pension gain of USD 265 million offset by litigation charges totaling USD 237 million and impairments totaling USD 147 million. The first half of 2010 operating income margin improved 3.8 percentage points to 27.1% of net sales, up from 23.3% in the first half of 2009. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 35% (+32% cc) to USD 7.1 billion. The first half of 2010 core operating income margin rose 3.9 percentage points to 29.9% of net sales.

Earnings per share (EPS) in the first half of 2010 increased by 33% (+28% cc) to USD 2.34, while core EPS was up 29% (+24% cc) to USD 2.65 in the first half of 2010.

Delivering innovation, growth and productivity
Our above-market success in the second quarter of 2010 reinforces our focus on three strategic priorities, which together enable us to deliver life-saving medicines for patients and greater value for investors. These priorities are: (1) extending our lead in innovation by focusing on diseases with significant unmet need and delivering positive patient outcomes; (2) accelerating growth across all divisions through tailored commercial models that leverage our broad portfolio and expansion in emerging markets; and (3) driving productivity across our business to continue improving margins and reinvesting for future growth.

By focusing on these three areas, Novartis achieved strong growth in the second quarter despite challenges and volatility in the external environment. The diversity of our portfolio and our capacity to innovate across it provides a degree of insulation from dynamics such as the debt crisis and the increasing drive by governments toward healthcare cost containment.

Novartis has continued to deliver above-market growth by capturing the opportunities of rising global demand for medicines. At the core of this success is a sustained commitment to innovation, which has resulted in breakthrough products across our portfolio offering patients opportunities for improved health outcomes. Our ability to thrive in a challenging environment is consistent with our goal of becoming the world's most successful and respected healthcare company.

Extending our lead in innovation
Consistent R&D investment, differentiated new medicines and an industry-leading number of product approvals are the drivers of innovation at Novartis. We continue to strengthen our pipeline and have 58 new molecular entities in development.

We are encouraged by the recent unanimous recommendation by the US FDA Advisory Committee for approval of FTY720, an oral therapy for the treatment of multiple sclerosis, a life-long debilitating disease affecting 2.5 million patients worldwide. Clinical trials demonstrated the efficacy and safety of FTY720, with participants showing reduced relapses and delayed disease progression.

Our oncology franchise continues to strengthen its competitive position – 170 abstracts were presented at the American Society of Clinical Oncology (ASCO) meeting – demonstrating the scale and breadth of our portfolio. Tasigna, our second drug under priority review by the FDA this year, was approved for first-line treatment of newly diagnosed chronic myeloid leukemia (CML), providing a major advance for patients with blood cancer. At ASCO, we presented strong data that showed Tasigna surpassing Glivec in slowing disease progression for newly diagnosed CML patients. Demonstrating the potential efficacy of Afinitor against multiple cancers, a study presented at ASCO showed successful reduction of benign brain tumors (subependymal giant cell astrocytomas) associated with tuberous sclerosis in 75% of patients, which led to filing in the US and priority review designation. Separate Phase III study data released July 1, 2010 showed that Afinitor more than doubles the time without tumor growth in advanced pancreatic neuroendocrine tumor patients. Additionally, RADIANT 2, a placebo-controlled Phase III study of Afinitor in combination with Sandostatin LAR versus Sandostatin LAR alone in patients with advanced carcinoid tumors missed the primary endpoint by a very small statistical margin (progression-free survival Hazard Ratio = 0.77 in favor of Afinitor, p = 0.026 versus p = 0.024 predefined). An imbalance in baseline between the two treatment arms was observed and will be further investigated. Full data will be discussed with the Health Authorities in the context of the upcoming submission. Another key ASCO study demonstrated that the addition of Zometa to first-line chemotherapy treatment improved survival by 16% for newly diagnosed patients with multiple myeloma.

Our research strategy utilizes a unique disease pathways approach that can lead to the discovery of medicines effective across many therapeutic areas. This strategy generally starts with small indications where the pathway is best characterized before branching out into commercially larger fields. Consistent with this focused research strategy, new Phase II data demonstrates that ACZ885, currently marketed as Ilaris for the rare disease cryopyrin-associated periodic syndrome (CAPS), provided highly statistically significant risk reduction of acute flares in gout patients compared to the anti-inflammatory standard of care.

Sandoz continues to have success expanding its pipeline and portfolio of differentiated products. In the second quarter, Sandoz completed the acquisition of Oriel Therapeutics, providing exclusive rights to three promising projects for asthma and chronic obstructive pulmonary disease (COPD) as well as access to their novel FreePath™ drug delivery technology and Solis™ dry powder inhaler. Completion of the EBEWE acquisition last year has also positioned Sandoz to play a leading role in the rapidly growing market for generic oncology injectables.

Sandoz is the only generics company with 3 biosimilar products on the market providing invaluable insight into the successful exploitation of this major strategic opportunity: Zarzio, a treatment for low white blood cell count associated with chemotherapy treatment or advanced HIV infection, which was most recently launched in France, extending Sandoz’s presence in biosimilars; Omnitrope, a treatment for children and adults with growth hormone deficiency, and Binocrit, a life-saving anemia medicine for patients suffering from kidney failure or undergoing chemotherapy. Sales of biosimilars grew by 66% in the second quarter.

In Vaccines and Diagnostics, we held positive discussions with the EMA regarding our multi-component meningococcal B vaccine (MenB) submission and are on track for filing, while in the US discussions with the FDA regarding the Phase III trial continue. MenB is important for Novartis, as the global meningitis market is large (USD 1.1 billion) and growing (expected to reach USD 2.7 billion by 2016). More importantly, the vaccine, developed via Novartis' pioneering “reverse vaccinology,” has the potential, when approved, to fill a major unmet need for a broadly protective vaccine for children and infants two months and older.

Accelerating growth
Our momentum in innovation will sustain growth, with 21% of Group sales coming from recently launched products, already exceeding the anticipated loss of sales from products whose patents will be expiring over the next few years. As these products and the pipeline develop, the Novartis portfolio will increasingly become comprised of specialty care medicines.

To continue to win in a challenging environment with new pricing pressures, we are tailoring our commercial model and leveraging our broad portfolio to address the needs of and provide value to customers and patients in each market. We are also developing new ways of partnering with governments and large payors to realize shared objectives and improved patient outcomes.

Pharmaceuticals grew 8% (+8% cc) in the second quarter – growth in volume was 9% with an overall price effect of negative 1 percentage point. The rejuvenation of the product portfolio continues strongly, with growth of recently launched products reaching USD 1.6 billion, representing 43% growth over the second quarter of 2009. In Europe, where pricing pressures have been most intense, overall growth was 8%, with volume gains of 12 percentage points demonstrating the quality of the new product portfolio.

Sandoz continued to build momentum in the second quarter, achieving robust double-digit growth in constant currencies. Much of the global growth was due to strong performance by the recent launches of losartan and metaxalone and the continued performance from tacrolimus. We also had particularly notable success in the US this quarter, where growth was up 37%, representing a significant turnaround from negative growth numbers in 2008. A key driver of growth for Sandoz was our ongoing global strength in biosimilars; sales in the second quarter were up 66% over the previous year.

While global sales of (A)H1N1 vaccines are now largely complete, our vaccines business is maintaining momentum with the launch of Menveo, a vaccine for meningococcal disease. In the second quarter, Menveo gained access to a majority of public accounts in the US, resulting in promising early uptake. In Europe, where Menveo is predominantly a travel vaccine, the first positive policy recommendations were received within a few months of approval. Additional approvals were achieved in Latin America and the first Asian markets.  Indication expansions are on track to further strengthen the brand in 2011.

The Novartis Consumer Health businesses continue to be driven by strong growth of key brands. The Novartis Over-the-Counter (OTC) business unit generated positive growth with pain medications including Voltaren, a treatment for joint and muscle pain, which in the second quarter reached record market share as the second largest in the German OTC market. The second quarter launch of Pantoloc Control in 11 European countries combined with the Prevacid24HR achievement of a 25% share of the fast-growing proton pump inhibitors (PPI) market segment with sales now annualizing in excess of USD 200 million, will help further establish our gastrointestinal franchise. CIBA Vision, the fastest-growing lens care business, continues its strong performance with AirOptix and its expansion in all regions.

At the same time, all divisions are seeking to expand in emerging markets where growth in the second quarter was 16%, with particularly strong performances in South Korea (23%) and Russia (41%). In Russia, our Pharmaceuticals business experienced dynamic performance (42%) in specialty areas and new launches. Sandoz in Russia has been a key driver of generics growth in the second quarter (40%).

Driving productivity

In order to free up resources to improve margins and assure continued investment in innovation and growth, we are focused on improving efficiency and reducing costs across the whole business. Second quarter productivity initiatives added around 2 percentage points of margin improvement, of which approximately half was reinvested. In Cost of Goods Sold solid productivity improvements were made particularly in Sandoz and Consumer Health, but were insufficient overall to offset the impact of price decreases and inventory reductions. Good progress continues to be made with Sales & Marketing productivity initiatives, especially in Pharmaceuticals, where productivity gains exceed reinvestment.

Cash flow
The sustainability of our strategy lies with the generation of cash flow which provides the resources for reinvestment and creates shareholder return. Free cash flow before dividends generated in the quarter totaled USD 2.4 billion, an increase of 24% over the previous year, and for the six months amounted to USD 5.3 billion, rising 54% over the previous year.

Cash flow continues to be driven by increasing focus on the cash conversion cycle and operational cash flow improvements. Cash flow from operating activities increased to USD 3.0 billion in the second quarter (25.2% of net sales and an increase of 13% over 2009) and in the first half increased to USD 6.3 billion (26.3% of net sales and an increase of 37% over 2009).

Alcon
We continue to make progress with the required regulatory approvals around the world. As a result, closing of the acquisition of 77% majority ownership of Alcon could be completed late in the third quarter or the fourth quarter of 2010. During the second quarter, an expanded commercial paper program was put in place to complete the preparatory steps for financing the acquisition.

2010 outlook
(Barring unforeseen events)
Based on the strong first half, we are raising our sales guidance for the full year. Novartis expects to deliver constant currency Group sales growth at mid- to high-single-digits (excluding Alcon). This expectation includes sales of A(H1N1) pandemic flu vaccines, which, year over year, is broadly neutral to overall sales growth.

Group operating margin and core operating margin are expected to increase in 2010 following continued business expansion and sustained productivity improvement. Sales of (A)H1N1 vaccines added around 1.5 margin points in both 2009 and 2010.

Reported sales and operating profit are affected by the current volatility in exchange rates. The impact of 2010 rates on sales in the first quarter was positive (+7%), the second quarter impact was slightly negative (-1%) and if exchange rates remain where they are for the remainder of the year the impact on the second half is expected to be negative. Overall for the year a small negative impact is expected. As a result of the natural hedging effect that partially exists between revenues and costs, the impact on operating income of current rates, if they prevail for the remainder of the year, is expected to be broadly neutral.

No account has been taken in these expectations for the acquisition of Alcon. Modeling assumptions for the inclusion of Alcon will be clarified at the point of completion.

HEALTHCARE BUSINESS REVIEW

Pharmaceuticals
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	7 670	7 115	8	8	14 961	13 548	10	8
Operating income	2 337	2 213	6	5	4 664	4 275	9	6
As % of net sales	30.5	31.1			31.2	31.6
Core operating income	2 636	2 318	14	14	5 067	4 489	13	10
As % of net sales	34.4	32.6			33.9	33.1

Second quarter

Net sales
Net sales expanded 8% to USD 7.7 billion (+8% cc) driven by 9 percentage points volume expansion, partly offset by government cost-containment measures in Europe and the biannual price cut in Japan. Recently launched products provided USD 1.6 billion of net sales in the 2010 period, representing 21% of net sales compared to 16% in the 2009 quarter. Products launched since 2007 – which include Lucentis, Exforge, Exelon Patch, Exjade, Reclast/Aclasta, Tekturna/Rasilez, Tasigna, Afinitor, Onbrez Breezhaler, Ilaris and Fanapt – grew by 43% compared to the same period last year.

All regions continued to benefit from the product portfolio rejuvenation, particularly Europe (USD 2.7 billion, +8% cc), generating 27% of its net sales from recently launched products. Volume growth in Europe was 12 percentage points with a negative price effect of 4 percentage points due to recent government cost-containment measures. The US (USD 2.6 billion, +7% cc), as well as Latin America and Canada (USD 0.7 billion, +15% cc), maintained solid growth rates. Japan performance (USD 0.9 billion, +8% cc) was driven by strong momentum from the regulatory approvals of the 9 new medicines launched since 2009. The six top emerging markets (USD 775 million, +11% cc) were led by double-digit gains in Russia, India and South Korea, more than offsetting the impact of recent cost-containment measures in Turkey, as well as slower growth in China due to stock-in-trade adjustments and the implementation of the new regional structure.

All therapeutic areas contributed to the business expansion. Oncology (USD 2.5 billion, +11% cc), the largest franchise, was led by sustained growth of Gleevec/Glivec (USD 1.1 billion, +8% cc), Femara (USD 338 million, +10% cc), and Sandostatin (USD 312 million, +11% cc), and important contributions from the recently launched products Exjade (USD 192 million, +11% cc), Tasigna (USD 89 million, +73% cc) and Afinitor (USD 55 million). Cardiovascular and Metabolism (USD 2.0 billion, +8% cc) maintained strong momentum supported by Exforge (USD 227 million, +37% cc), Tekturna (USD 103 million, +56% cc) and Galvus (USD 90 million, +136% cc). Diovan sales (USD 1.6 billion, +1% cc) also held up well, despite Cozaar® generic entry in the US and the angiotensin II receptor blocker (ARB) market slowdown in Japan. Neuroscience and Ophthalmics (USD 924 million, +17% cc) saw rapid growth from Lucentis (USD 377 million, +29% cc) and Exelon Patch (USD 168 million, +41% cc).

Operating income
Operating income rose 6% (+5% cc) to USD 2.3 billion. The operating income margin of 30.5% of net sales declined by 0.6 percentage points, primarily impacted by litigation charges of USD 178 million.

Core operating income grew 14% (+14% cc) to USD 2.6 billion. The core operating income margin of 34.4% of net sales improved 1.8 percentage points compared to the same period in 2009. Cost of Goods Sold (-0.7 percentage points) was impacted by lower fixed overhead absorption, in addition to higher Lucentis royalties. R&D improved 0.7 percentage points, mainly driven by phasing of clinical trial activities. Marketing & Sales expenses fell 1.1 percentage points to 28.5% of net sales and General & Administration expenses improved by 0.2 percentage points, both benefiting from continuing productivity efforts. Other Income & Expense improved by 0.5 percentage points.

First half

Net sales
Net sales expanded 10% to USD 15.0 billion (+8% cc, driven by 9 percentage points volume expansion). Recently launched products provided USD 3.1 billion of net sales in the 2010 period, representing 20% of net sales compared to 15% in the 2009 period.

Operating income
Operating income rose 9% (+6% cc) to USD 4.7 billion. The operating income margin of 31.2% of net sales was impacted by litigation charges of USD 178 million in the second quarter, and in the first quarter by a PTZ601 impairment charge of USD 152 million, in addition to the Famvir settlement with Teva which included an asset write-up of USD 100 million and an exceptional settlement gain of USD 42 million.

Core operating income grew 13% (+10% cc) to USD 5.1 billion. The core operating income margin of 33.9% of net sales improved by 0.8 percentage points, including lower sales to other divisions (-0.2 percentage points) as well as higher Cost of Goods Sold (-0.9 percentage points). R&D improved 0.7 percentage points, mainly driven by phasing of clinical trial activities. Marketing & Sales expenses (+1.4 percentage points) and General & Administration costs (+0.1 percentage points) were driven by continuing productivity improvements. Higher net costs from Other Income & Expense (-0.3 percentage points) were mainly due to the first quarter in the 2009 period benefiting from provision reversals related to launch product inventories.

Pharmaceuticals product review

Cardiovascular and Metabolism
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Hypertension medicines
Diovan	1 552	1 533	1	1	2 994	2 935	2	0
Exforge	227	168	35	37	431	304	42	39
Tekturna/Rasilez	103	67	54	56	192	119	61	60
Subtotal	1 882	1 768	6	6	3 617	3 358	8	6
Galvus	90	39	131	136	166	65	155	152
Lotrel	71	86	-17	-17	144	169	-15	-15
Total strategic products	2 043	1 893	8	8	3 927	3 592	9	7
Mature products	277	346	-20	-20	572	677	-16	-18
Total	2 320	2 239	4	4	4 499	4 269	5	3

An expanding portfolio of high blood pressure medicines (USD 1.9 billion, +6% cc) has enabled Novartis to continue to drive sales while increasing its leadership of the global branded hypertension market segment, achieving a 15.9% share by April 2010 compared to 14.4% during the same period last year (Source: IMS Health). Single-pill combinations based on valsartan (Diovan) and aliskiren (Tekturna/Rasilez) now provide over half of these sales, reflecting the continuing shift toward use of combination therapies.

Diovan (USD 1.6 billion, +1% cc) sales increased in the second quarter 2010 versus last year. In the US, Diovan reached sales of USD 657 million (+0% cc), maintaining its leadership of the ARB segment with a 40.03% share by April 2010 (+0.06 percentage points compared to April year-to-date 2009; source: IMS Health). Diovan is the only medicine in the ARB class approved to treat the three major cardiovascular indications: high blood pressure, high-risk heart attack and heart failure. In April, Diovan gained approval of a new indication from the European Commission for the treatment of children and adolescents (ages 6 to 18) with high blood pressure.

Exforge (USD 227 million, +37% cc) maintained solid growth in the second quarter fueled by continued geographic expansion and the launch of Exforge HCT, which adds a diuretic in a single pill, in the US and Europe. Exforge, a single-pill combination of Diovan (valsartan) and the calcium channel blocker amlodipine, has delivered consistent and sustained growth since its launch in 2007.

Tekturna/Rasilez (USD 103 million, +56% cc) maintained a solid growth rate driven by single-pill combinations Tekturna/Rasilez HCT and Valturna in the US. Tekturna/Rasilez, the only approved high blood pressure therapy known as a direct renin inhibitor, was also approved in China in April for use alone or in combination with other blood pressure medications. Other single-pill combinations in development are a combination of aliskiren and amlodipine, currently under regulatory review in the US and Europe, and a triple-combination therapy with aliskiren, amlodipine and a diuretic, expected to be submitted for US regulatory approval this year.

Galvus/Eucreas (USD 90 million, +136% cc), oral treatments for type 2 diabetes, delivered very strong growth in many markets, particularly Spain, Greece, Germany, Portugal, France, South Korea and India. Galvus was launched in Japan in April under the brand name Equa.

Oncology
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Gleevec/Glivec	1 075	990	9	8	2 107	1 884	12	8
Zometa	378	359	5	6	753	701	7	5
Femara	338	310	9	10	682	596	14	13
Sandostatin	312	281	11	11	622	539	15	12
Exjade	192	173	11	11	371	295	26	23
Tasigna	89	53	68	73	164	88	86	84
Afinitor	55	11	nm	nm	96	12	nm	nm
Other	41	60	-32	-31	90	119	-24	-27
Total	2 480	2 237	11	11	4 885	4 234	15	13
nm – Not meaningful

Gleevec/Glivec (USD 1.1 billion, +8% cc) has sustained growth through continued expansion in chronic myeloid leukemia (CML) as well as adjuvant (post-surgery) treatment of gastrointestinal stromal tumors (GIST). Gleevec/Glivec, a targeted therapy for certain forms of CML and GIST, was approved in 2009 for use in adjuvant GIST and has since received approvals for this indication in more than 55 countries.

Tasigna (USD 89 million, +73% cc) has been growing rapidly through geographic and market expansion with approvals in more than 80 countries as a second-line therapy for patients with certain forms of CML resistant or intolerant to prior therapy including Gleevec/Glivec. In June, following priority review, the US FDA approved Tasigna for the treatment of adult patients with newly diagnosed CML in the chronic phase. Regulatory submissions for Tasigna in first-line indication are underway worldwide, with applications currently filed in the EU, Switzerland and Japan. Trials are also underway examining the use of Tasigna in CML patients with suboptimal response to Glivec and in patients with metastatic GIST.

Zometa (USD 378 million, +6% cc) expansion has come from improved compliance and increased use of this intravenous bisphosphonate therapy in patients with certain types of cancer which have spread to the bone. New data presented at ASCO showed that the addition of Zometa to chemotherapy significantly improved overall survival by 16% (p = 0.0118) in newly diagnosed multiple myeloma patients. This survival advantage was also observed in addition to, and independent of, the drug’s effects on skeletal related events (SREs). The potential use of Zometa for adjuvant breast cancer in premenopausal women is being reviewed by US and European regulatory authorities with feedback anticipated by year end. Zoledronic acid, the active ingredient in Zometa, is also available under the trade names Reclast/Aclasta for use in non-oncology indications.

Femara (USD 338 million, +10% cc) achieved ongoing double-digit growth on market share gains in the US and other key markets, including Germany, France, Japan, the UK and the Nordic countries. The US prescribing information for Femara was updated to include long-term (73-month) follow-up data from the BIG 1-98 study comparing Femara with tamoxifen in the initial adjuvant setting. The study confirmed a significant benefit for Femara versus tamoxifen in reducing the risk of distant metastases and the overall risk of breast cancer recurrence.

Sandostatin (USD 312 million, +11% cc) benefited from increasing use of Sandostatin LAR in treating the symptoms of neuroendocrine tumors (NET).

Exjade (USD 192 million, +11% cc) has continued to expand with strong double-digit growth on increased average dosing and improved adherence to therapy in the US and key markets around the world. Exjade, currently approved in more than 100 countries as the only once-daily oral therapy for transfusional iron overload, received regulatory approvals in 2009 in the US, Europe, Switzerland and other countries, extending the dose range to 40 mg/kg. In June 2010, Exjade received regulatory approval in China.

Afinitor (USD 55 million) received priority review status by the US FDA for the treatment of patients with subependymal giant cell astrocytomas (SEGA) associated with tuberous sclerosis (TS). An FDA decision is expected by the end of the year with regulatory submissions underway in TS in the EU. Regulatory filings are expected this year in pancreatic neuroendocrine tumors (pNET) following data showing Afinitor met the primary endpoint of progression-free survival in a Phase III study of pNET. RADIANT 2, a placebo-controlled Phase III study of Afinitor in combination with Sandostatin LAR versus Sandostatin LAR alone in patients with advanced carcinoid tumors missed the primary endpoint by a very small statistical margin (progression-free survival Hazard Ratio = 0.77 in favor of Afinitor, p = 0.026 vs p = 0.024 predefined). An imbalance in baseline between the two treatment arms was observed and will be further investigated. Full data will be discussed with the Health Authorities in the context of the upcoming submission. Afinitor, an oral inhibitor of the mTOR pathway, is an approved treatment for advanced renal cell carcinoma (kidney cancer) following VEGF-targeted therapy. Afinitor is also being studied in other tumor types with Phase III trials underway in tuberous sclerosis, breast cancer, gastric cancer, hepatocellular carcinoma and lymphoma. Everolimus, the active ingredient in Afinitor, is also available under the trade names Certican/Zortress for use in non-oncology indications.

Neuroscience and Ophthalmics
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Lucentis	377	294	28	29	741	523	42	35
Exelon/Exelon Patch	252	233	8	9	503	436	15	13
Comtan/Stalevo	150	138	9	9	291	261	11	9
Extavia	38	9	nm	nm	58	12	nm	nm
Other	107	118	-9	-10	232	235	-1	-5
Total strategic products	924	792	17	17	1 825	1 467	24	20
Mature products	149	150	-1	-3	282	281	0	-5
Total	1 073	942	14	14	2 107	1 748	21	16
nm – Not meaningful

Lucentis (USD 377 million, +29% cc) has maintained strong growth reflecting its position as the only approved medicine to significantly improve vision in patients with wet age-related macular degeneration (AMD). Two clinical studies recently confirmed rapid and sustained improvement in vision with Lucentis in another debilitating eye condition, visual impairment due to diabetic macular edema (DME), currently under regulatory review in the EU. In the US, where Genentech holds the rights to Lucentis, the treatment of macular edema following retinal vein occlusion (RVO) was approved in June. Novartis plans to file for approval in this indication in the EU and other markets by the end of 2010.

Exelon/Exelon Patch (USD 252 million, +9% cc) has continued to grow based on increasing demand for Exelon Patch, with the transdermal form of the medicine generating more than 67% of total Exelon sales in the second quarter compared to 52% in the same period in 2009. Exelon Patch is approved for the treatment of mild to moderate Alzheimer’s disease dementia in more than 75 countries, including more than 20 countries where it is also approved for dementia associated with Parkinson’s disease.

Extavia (USD 38 million) continued to grow from geographic expansion in key markets, notably Germany, Russia, Italy, Spain and the US. Extavia, the Novartis-branded version of Betaferon®/Betaseron® for relapsing forms of multiple sclerosis, was launched in the US in 2009, and since then has been approved in over 20 other countries.

Respiratory
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Xolair	90	79	14	18	170	140	21	20
TOBI	72	69	4	4	137	143	-4	-5
Onbrez	5	0	nm	nm	8	0	nm	nm
Other	1	2	nm	nm	0	1	nm	nm
Total strategic products	168	150	12	15	315	284	11	10
Mature products	40	43	-7	-5	89	96	-7	-11
Total	208	193	8	11	404	380	6	5
nm – Not meaningful

Xolair (USD 90 million, +18% cc) has continued to grow strongly in major European countries and Latin America. In the US, Novartis co-promotes Xolair with Genentech and shares a portion of the US operating income. In the first half of 2010, US sales to Genentech were lower than in the same period of 2009 due to a change in ordering processes. Xolair, a biotechnology drug for moderate to severe persistent allergic asthma in the US and severe persistent allergic asthma in Europe, has approvals in more than 80 countries. Plans to commence Phase III trials in China to support regulatory submissions there remain on track for this year.

Onbrez Breezhaler (USD 5 million) has demonstrated strong performance following EU approval and since first launching in late 2009 in Germany for adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler has since been launched in Ireland and Denmark in March 2010 with additional launches expected this year in 20 markets, including the UK, Spain, Brazil and Mexico. Regulatory submissions also are planned this year in Japan and China. In the US, all clinical studies to support resubmission continue on track with re-filing expected by year end.

Immunology and Infectious Diseases
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Neoral/Sandimmun	217	227	-4	-5	429	448	-4	-7
Reclast/Aclasta	142	115	23	23	265	200	33	31
Myfortic	108	90	20	18	208	163	28	22
Certican	36	27	33	33	70	50	40	35
Ilaris	6	0	nm	nm	10	0	nm	nm
Other	73	57	28	30	140	103	36	32
Total strategic products	582	516	13	12	1 122	964	16	13
Mature products	217	237	-8	-10	424	457	-7	-11
Total	799	753	6	5	1 546	1 421	9	5
nm – Not meaningful

Reclast/Aclasta (USD 142 million, +23% cc), the only once-yearly osteoporosis treatment available in over 90 countries, maintained a steady pace of growth. Approved in up to six indications worldwide, Reclast/Aclasta provides fracture protection to a broad spectrum of patients ranging from those diagnosed with early bone loss to patients with more severe forms of the disease and has been used in more than one million infusions. It is also the only bisphosphonate proven to reduce fracture risk and mortality after a low-trauma hip fracture. Zoledronic acid, the active ingredient in Reclast/Aclasta, is also available under the trade name Zometa for use in oncology indications.

Certican/Zortress (USD 36 million, +33% cc) is now available in more than 80 countries to prevent organ rejection in adult kidney transplantation, heart transplantation, or both. In April, it was approved in the US under the brand name Zortress (everolimus) for adult kidney transplantation. Everolimus is currently in two Phase III studies: heart transplantation in the US, and a worldwide study for liver transplantation. Everolimus, the active ingredient in Certican/Zortress, is also available under the trade name Afinitor for use in an oncology indication.

Ilaris (ACZ885) (USD 6 million), is the first medicine to treat adults and children aged four years and older suffering cryopyrin-associated periodic syndrome (CAPS), a group of rare auto-inflammatory disorders that affect one in one million people. Ilaris selectively blocks the inflammatory protein interleukin-1 beta. Following US and European regulatory approvals in 2009, it is now approved in 40 countries to treat CAPS. Two Phase III trials are underway studying ACZ885 in the treatment of acute flares associated with gouty arthritis. Trials are also ongoing in other diseases in which IL-1 beta may play an important role, including type 2 diabetes and systemic juvenile idiopathic arthritis (SJIA).

Vaccines and Diagnostics
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	564	247	128	135	1 925	494	290	287
Operating income	-42	-167	75	72	797	-234	nm	nm
As % of net sales	-7.4	-67.6			41.4	-47.4
Core operating income	138	-45	nm	nm	1 061	-36	nm	nm
As % of net sales	24.5	-18.2			55.1	-7.3
nm – Not meaningful

Second quarter

Net sales
Net sales were USD 564 million for the second quarter (+135% cc) compared with USD 247 million in the prior period. Revenue of approximately USD 200 million was recognized in the period relating to A(H1N1) pandemic flu contracts (mainly Japan and US Health and Human Services), largely completing the campaign. Excluding the impact of A(H1N1) pandemic, the business experienced strong growth (+46% cc) driven by the expansion of the vaccines business in emerging markets and the first sales of Menveo in the US.

The launch of Menveo represents an important step in building a meningitis franchise. MenB vaccine is on track to be filed in Europe by the end of 2010 and discussions regarding the phase III trial continue with the FDA. Based on the unique reverse vaccinology technology, MenB has the potential to address a major unmet need for a protective vaccine especially in Europe, Australia, South America and Canada.

In April, Novartis signed a contract in Brazil forming a strategic partnership with FUNED (Fundação Ezequiel Dias) to deliver MenC vaccines to children under the age of two. In 2009 Novartis announced an agreement to acquire an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceuticals Co., Ltd. The transaction is on track for completion later in 2010.

Operating income
Operating loss was USD 42 million for the second quarter of 2010 (+72% cc) compared to a USD 167 million loss for the second quarter of 2009, improved by the strong sales performance. The quarter included an impairment charge of USD 71 million related to a financial asset as well as a legal settlement which resulted in a final additional charge of USD 45 million.

Core operating income for the period was USD 138 million compared to a core operating loss of USD 45 million in the prior year.

First half

Net sales
Net sales were USD 1.9 billion for the first half of the year (+287% cc) compared to USD 494 million for the year-ago period. Deliveries for supply contracts with governments around the world for A(H1N1) pandemic flu vaccines and adjuvants generated net sales of USD 1.3 billion, significantly driving the increase over the year-ago period. Excluding the impact of A(H1N1) pandemic, the business showed strong growth (+22% cc).

Operating income
Operating income in the period was USD 797 million compared to an operating loss of USD 234 million in the year-ago period, driven substantially by contributions of A(H1N1) pandemic vaccines.

Core operating income was USD 1.1 billion, driven by a strong sales performance, up from a core operating loss of USD 36 million for the same period in 2009.

Sandoz
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 973	1 774	11	13	3 974	3 500	14	11
Operating income	289	247	17	16	599	538	11	7
As % of net sales	14.6	13.9			15.1	15.4
Core operating income	364	307	19	20	814	654	24	21
As % of net sales	18.4	17.3			20.5	18.7

Second quarter

Net sales
Sandoz accelerated its growth (USD 2.0 billion, +11%, +13% cc) versus prior year as 20 percentage points of volume expansion from new product launches, the inclusion of EBEWE Pharma’s specialty generics business (contributing 5 percentage points in the quarter) and continued strong results from the US, Canada, Russia, Italy, Japan and biosimilars more than offset price erosion of 7 percentage points.

US retail generics and biosimilars (+43% cc) continued to deliver strong growth due to successful recent first-to-market launches including tacrolimus, lansoprazole, losartan and metaxalone. German retail generics and biosimilars (-5% cc) declined compared to the prior year as a result of negative market growth driven by the  impact of statutory health insurance tenders, but Sandoz expanded its leadership position in the German generics market. Emerging markets growth accelerated, particularly in Asia-Pacific (+25% cc) and Central and Eastern Europe (+17% cc).  Biosimilars (+66% cc) continued to achieve strong momentum, with key launches in the oncology indications of Binocrit (epoetin alfa) and Zarzio (filgrastim) as well as continued growth in Omnitrope (human growth hormone).

Operating income
Operating income grew 17% to USD 289 million, as the operating income margin improved 0.7 percentage points to 14.6% of net sales.  The lower improvement of the operating margin as compared to the core operating margin increase of 1.1 percentage points reflected one-time charges related to the termination of a co-development agreement and purchase price accounting for EBEWE Pharma.

Core operating income rose 19% to USD 364 million, resulting in the core operating margin increase of 1.1 percentage points to 18.4% of net sales including lower sales to other divisions
(-0.9 percentage points), other revenues (+0.1 percentage points) and Cost of Goods Sold increased 0.4 percentage points as price erosion, inventory write-offs and the impact of increased sales of lower margin products more than offset continued Cost of Goods Sold productivity improvements. Marketing & Sales costs (17.5% of net sales, +0.8 percentage points) rose slower than sales due to productivity improvements, while fully funding investments behind growing businesses. R&D costs (7.5% of net sales) decreased slightly (+0.4 percentage points) as a percentage of sales as productivity savings funded the continued investments in the development of differentiated generics, such as biosimilar, oncological injectable and respiratory products. General & Administration costs (4.3% of net sales, +0.8 percentage points) decreased due to ongoing cost-containment measures. Other Income & Expense improved (2.1%, +0.3 percentage points) due to lower legal fees.

On June 1, Sandoz completed the acquisition of Oriel Therapeutics, a privately held US pharmaceuticals company. The closure gives Sandoz rights to several promising development projects, as well as to the novel FreePath™ drug delivery system and Solis™ multi-dose dry powder inhaler. Regulatory approvals, if achieved, would broaden access to affordable, high-quality respiratory medicines and further reinforce Sandoz's position as a leader in differentiated generics.

First half

Net sales
Sandoz achieved double-digit sales growth in the first six months (USD 4.0 billion, +14%, +11% cc) versus prior year supported by strong growth in US retail generics and biosimilars (+31% cc) and in emerging markets such as Central and Eastern Europe (+11% cc), Asia-Pacific (+21% cc) and Middle East, Turkey and Africa (+10% cc). Sales volumes expanded 18 percentage points due to new product launches, the inclusion of EBEWE Pharma’s specialty generics business (contributing 5 percentage points in the half year) and continued strong results from biosimilars more than compensating price erosion of 7 percentage points.

Operating income
Operating income in the first half grew 11% versus prior year to USD 599 million. The operating margin declined by -0.3 points to 15.1% of net sales. The reduction of the operating margin in the period as compared to the growth in core operating margin reflected the acquisition-related charges for the EBEWE Pharma integration, one-time charges for the termination of a co-development agreement and provisions for legal settlements.

Core operating income rose 24% to USD 814 million, as the core operating margin improved by 1.8 percentage points to 20.5% of net sales, including lower sales to other divisions (-0.4 percentage points), other revenues (0.1 percentage points), and higher Cost of Goods Sold (-0.2 percentage points). R&D costs decreased 0.7 percentage points as productivity savings funded continued investment in the development of differentiated generics. General & Administration costs decreased (0.8 percentage points) due to ongoing cost reduction measures. Other Income & Expense were positive at 0.8 percentage points.

Consumer Health
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 509	1 410	7	7	2 987	2 713	10	7
Operating income	294	271	8	10	558	506	10	7
As % of net sales	19.5	19.2			18.7	18.7
Core operating income	318	293	9	10	606	547	11	8
As % of net sales	21.1	20.8			20.3	20.2

Second quarter

Net sales
All three Consumer Health businesses – OTC, Animal Health and CIBA Vision – contributed to higher net sales in the second quarter of 2010 versus prior year (USD 1.5 billion, +7%, +7% cc), as the three businesses continued growing ahead of their respective markets.

Pain medicines were key growth contributors in OTC. In the US, Excedrin and Triaminic gained share as a result of successful advertising and promotional campaigns. In Europe, Voltaren was the key growth driver. In Germany, Voltaren achieved a record 44% share in the topical analgesic category and currently ranks as the second-largest brand in the German OTC market.

Novartis OTC is strengthening its portfolio by building a gastrointestinal franchise in the fast-growing PPI category. Prevacid24HR achieved a 25% year-to-date share of the US PPI category, which has grown 39% this year. Pantoloc Control, a PPI to which Novartis acquired European marketing rights in late 2009, was launched in 11 European markets in the PPI category during the second quarter.

CIBA Vision continued its growth momentum, expanding in all regions, underpinned by new product launches. In the US, AirOptix achieved a record 26% share of its category.

Novartis Animal Health is one of the fastest-growing companies in the market, mainly led by strong performance in the US business. Interceptor and Sentinel gained market share and strengthened their positions within the heartworm and flea categories. In Europe the new Milbemax chewable formulation is leading growth.

In the US, the Consumer Health Division delivered strong performance (USD 0.5 billion, +12%) and gained share, while in Europe (USD 0.6 billion, +5% cc) solid growth was achieved, most notably in France, the UK and Germany. All top six emerging markets grew and together achieved 26% (+19% cc) net sales growth.

Operating income
Operating income rose 8% (+10% cc) to USD 294 million with operating income margin improving by 0.3 percentage points in the second quarter of 2010 to 19.5% of net sales from the 2009 period.

Core operating income grew 9% (+10% cc) to USD 318 million, increasing the operating income margin 0.3 percentage points in the second quarter of 2010 to 21.1% of net sales. The core gross margin (68.0% of net sales, +1.0 percentage points) improved as a result of productivity gains and product pricing. Marketing & Sales expenses (35.0% of net sales, -0.4 percentage points), were higher than the prior year primarily driven by promotional support for new product launches as well as sales force expansion across all of the businesses. R&D (5.6% of net sales, +0.5 percentage points) remained largely unchanged in US dollars to support product development across all Consumer Health businesses. General & Administration costs (6.2% of net sales, +0.1 percentage points) were largely unchanged versus prior year and Other Income & Expense (-0.1% of net sales, -0.9 percentage points) rose as a result of a one-off provision reversal in 2009.

First half

Net sales
Sales grew 10% (+7% cc) to USD 3.0 billion and all Consumer Health businesses delivered good growth, outperforming their respective markets.

OTC grew on the back of Prevacid24HR and Excedrin in the US and Voltaren in Europe. Animal Health growth was mainly led by the strong performance of Interceptor and Sentinel in the US and Milbemax in Europe. CIBA Vision grew in all regions led by new product launches.

Operating income
Operating income rose 10% (+7% cc) to USD 558 million, with the operating margin stable at 18.7% of net sales versus the same period in 2009.

Core operating income grew 11% (+8% cc) to USD 606 million, representing a faster pace of growth than net sales. The operating income margin rose 0.1 percentage points to 20.3% of net sales versus the same period in 2009. Gross margin improvements from productivity gains have been mostly reinvested to support the Prevacid24HR launch in the US and sales force expansion across all businesses.

FINANCIAL REVIEW

Second quarter and first half
	Q2 2010	Q2 2009	% change		H1 2010	H1 2009	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	11 716	10 546	11	12	23 847	20 255	18	15
Divisional operating income	2 878	2 564	12	12	6 618	5 085	30	26
Corporate income & expense, net	83	–200	nm	nm	–146	–374	nm	nm
Group operating income	2 961	2 364	25	24	6 472	4 711	37	33
as % of net sales	25.3	22.4			27.1	23.3
Income from associated companies	158	124	27	27	261	207	26	23
Financial income	14	91	-85	nm	63	43	47	nm
Interest expense	–175	–136	29	29	–308	–222	39	39
Taxes	–521	–399	31	30	–1 103	–720	53	50
Net income	2 437	2 044	19	18	5 385	4 019	34	29
EPS (USD)	1.06	0.90	18	17	2.34	1.76	33	28
Core operating income	3 276	2 663	23	23	7 141	5 274	35	32
as % of net sales	28.0	25.3			29.9	26.0
Core net income	2 771	2 394	16	15	6 080	4 696	29	25
Core EPS (USD)	1.20	1.05	14	14	2.65	2.06	29	24
nm – Not meaningful

Second quarter

Net sales
Net sales rose 11% (+12% cc) to USD 11.7 billion with currency movements depressing the result by 1 percentage point. Rejuvenation of the portfolio continued with recently launched products generating sales of USD 2.4 billion – 21% of total sales including A(H1N1) pandemic vaccines. For the Group, volume grew by 12 percentage points, price was a negative 1 percentage point and acquisitions contributed 1 percentage point. Pharmaceuticals (USD 7.7 billion, +8% cc) advanced in all regions and maintained solid volume growth. Vaccines and Diagnostics (USD 0.6 billion, +135% cc) achieved considerable gains, including USD 0.2 billion from recognition of A(H1N1) pandemic vaccine sales. Sandoz (USD 2.0 billion, +13% cc) grew on successful new product launches and the contribution of EBEWE Pharma. All Consumer Health businesses (USD 1.5 billion, +7% cc) had strong performances.

Corporate income & expense, net
Corporate income & expense, which includes the costs of the Group headquarters and costs for corporate research, was impacted in the second quarter by a pension curtailment gain of USD 265 million. Excluding this, expenses were 9% below the previous year.

Group operating income
Operating income rose 25% (+24% cc) to USD 3.0 billion including 1 percentage point from favorable currency movements. Operating income includes a pension gain of USD 265 million, offset by provisions for litigation and legal settlements of USD 231 million and impairments of assets of USD 82 million. The operating income margin improved 2.9 percentage points to 25.3% of net sales from 22.4% in the 2009 period. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 23% (+23% cc) to USD 3.3 billion, and the core operating income margin rose 2.7 percentage points to 28.0% of net sales.

Income from associated companies
The increase in income from associated companies of 27% to USD 158 million in the second quarter of 2010 was primarily driven by higher net income contribution from the Alcon investment. Contributions from Alcon for the 2010 quarter amounted to USD 35 million compared with USD 5 million for the previous-year period, whereas the result from the Roche investment was USD 117 million compared with USD 112 million in the prior year quarter. Core results, which exclude exceptional items and the amortization of intangible assets in both periods, increased from USD 264 million to USD 299 million or 13% during the second quarter of 2010.

Financial income and interest expense
Financial income amounted to USD 14 million in the second quarter down from USD 91 million mainly attributable to lower returns on financial investments and currency gains. Interest expenses increased from USD 136 million to USD 175 million due to the most recent US dollar bond issue in March 2010.

Taxes
The tax rate (taxes as a percentage of pre-tax income) rose to 17.6% in the second quarter from 16.3% in the 2009 period, principally due to a shift in the mix of profits through the first half.

Net income
Net income rose 19% (+18% cc) to USD 2.4 billion. This was lower than the operating income growth of 25% due to higher interest expense, lower financial income and higher tax expense, partly offset by higher contributions from associated companies. Core net income rose 16% (+15% cc) to USD 2.8 billion.

Earnings per share
Earnings per share (EPS) rose largely in line with net income to USD 1.06 in the second quarter from USD 0.90 in the 2009 period, while core EPS grew 14% (+14% cc) to USD 1.20 from USD 1.05. The average number of shares outstanding rose 1% to 2,287.7 million from 2,263.3 million in the year-ago period, while a total of 2,287.5 million shares were oustanding at June 30, 2010.

First half

Net sales
In the first half of the year, Novartis Group net sales rose by 18% (+15% cc) to USD 23.8 billion. Sales benefitted from 3 percentage points in currency movements. Recently launched products generated sales of USD 5.5 billion, 23% of net sales. Volume grew by 16 percentage points, price was negative 2 percentage points and acquisitions contributed 1 percentage point. All regions of our Pharmaceuticals organization advanced (USD 15 billion, +8% cc) and maintained solid volume growth. Recognition of A(H1N1) pandemic vaccine sales provided USD 1.3 billion for Vaccines and Diagnostics, which achieved significant growth overall (USD 1.9 billion, +287% cc). Sandoz had a strong first half and grew (USD 4.0 billion, +11% cc) due to the successful launch of new products and the acquisition of EBEWE Pharma. All Consumer Health businesses (USD 3.0 billion, +7% cc) outperformed their markets.

Operating income
Operating income rose 37% (+33% cc) to USD 6.5 billion including 4 percentage points of favorable currency movements. Included in operating income is a one-time pension gain of USD 265 million offset by litigation charges totaling USD 237 million and impairments totaling USD 147 million. The first half of 2010 operating income margin improved 3.8 percentage points to 27.1% of net sales, up from 23.3% in the first half of 2009. Core operating income, which excludes exceptional items and amortization of intangible assets in both periods, rose 35% (+32% cc) to USD 7.1 billion. The first half of 2010 core operating income margin rose 3.9 percentage points to 29.9% of net sales.

Income from associated companies
For the first half of 2010 income from associated companies increased from USD 207 million to 261 million or 26%. The increase is attributable to higher contribution from both major associated companies Alcon and Roche. Core results increased from USD 486 million to USD 587 million or 21% for the first half year, primarily due to USD 62 million of the increase relating to Roche and USD 50 million to Alcon.

Financial income and interest expense
Financial income increased by 47% from USD 43 million to USD 63 million mainly due to a positive currency result (compared to a loss in the prior year). Interest expenses increased by 39% to USD 308 million from USD 222 million in the prior-year period as a result of the issuance of US dollar bonds in February 2009 and March 2010 and a euro bond in June 2009.

Taxes
The tax rate (taxes as percentage of pre-tax income) rose to 17.0% in the first half of 2010 from 15.2% in the 2009 period. A significant part of this increase was due to sales of A(H1N1) pandemic flu vaccines in higher-tax jurisdictions.

Net income
Net income rose 34% (+29% cc) to USD 5.4 billion which is slighly lower than operating income growth of 37% as contribution increases from associated companies and financial income were more than offset by increased interest and tax expenses. Core net income rose 29% (+25% cc) to USD 6.1 billion.

Earnings per share
Earnings per share (EPS) rose largely in line with net income to USD 2.34 in the first half from USD 1.76 in the 2009 period, while core EPS grew 29% (+24% cc) to USD 2.65 from USD 2.06. The average number of shares outstanding rose 1% to 2,282.8 million from 2,264.9 million in the year-ago period, while a total of 2,287.5 million shares were oustanding at June 30, 2010.

Balance sheet
Total assets amounted to USD 96.9 billion at June 30, 2010, an increase of USD 1.4 billion compared to the end of 2009. Cash and marketable securities rose by USD 5.5 billion as a result of reinvesting proceeds from operations and the US dollar bond issued in March 2010. Intangible assets rose by USD 1.0 billion from the acquisitions of Corthera Inc. and Oriel Therapeutics Inc. US. These increases were partly offset by reductions due to currency changes (USD 4.1 billion) and lower financial assets.

Total liabilities increased by USD 3.1 billion to USD 41.1 billion as higher financial debts of USD 4.6 billion were partially offset by reductions in other liabilities. The Group’s equity fell by USD 1.6 billion to USD 55.8 billion at June 30, 2010, principally due to the dividend payment for 2009 of USD 4.5 billion (a 14% increase from the dividend payment for 2008 of USD 3.9 billion), net actuarial losses from defined benefit plans of USD 1.2 billion and translation losses of USD 1.9 billion. These were partially offset by net income of USD 5.4 billion and USD 0.6 billion from equity-based compensation and sale of treasury shares, respectively, in the first half  of 2010.

The Group’s debt/equity ratio rose to 0.33:1 at June 30, 2010, compared to 0.24:1 at the end of 2009, reflecting the higher financial debt following the issuance of the USD 5 billion bond in March 2010 and the lower equity. The Group’s financial debt of USD 18.6 billion consisted of USD 5.4 billion in current and USD 13.2 billion in non-current liabilities. Overall liquidity rose to USD 23.0 billion from USD 17.4 billion at the end of 2009. Net liquidity at June 30, 2010 increased to USD 4.4 billion from USD 3.5 billion at the end of the previous year.

Credit agencies maintained their ratings of Novartis during the first half of 2010. Moody’s rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities, and Standard & Poor’s had ratings of AA- for long-term and A-1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.

Cash flow
Cash flow from operating activities rose 37% to USD 6.3 billion in the first six months, driven by the strong performance and in particular proceeds from A(H1N1) pandemic vaccines. Cash used for investing activities fell by USD 1.1 billion to USD 4.5 billion from the 2009 period. This was due to lower investments in marketable securities which amounted to USD 3.0 billion compared to USD 4.4 billion in the prior year period and cash outflows for acquisitions of subsidiaries which increased from USD 31 million to USD 499 million principally due to USD 305 million for completion of the EBEWE Pharma acquisition and the initial payments for Corthera and Oriel Therapeutics totaling USD 194 million. The cash flow from financing activities of USD 1.0 billion included a USD 5.2 billion increase in net financial debt due to the 2010 US dollar bond issuance and USD 0.3 billion arising from treasury share transactions, principally related to share-based compensation, which were largely offset by the dividend payment of USD 4.5 billion.

Free cash flow before dividends rose 54% or USD 1.8 billion to USD 5.3 billion principally as a result of improved cash flow from operating activities.

INNOVATION REVIEW

Novartis has one of the industry’s most competitive pipelines with 136 projects in pharmaceutical clinical development, of which 58 involve new molecular entities.

Among developments in the second quarter of 2010:

•
The FDA approved Zortress (everolimus) for the prevention of organ rejection in kidney transplant patients and Tasigna (nilotinib) for newly diagnosed chronic myeloid leukemia. EU approval was received for Diovan in treating pediatric hypertension, following a positive CHMP opinion in December 2009.

•	The FDA advisory committee unanimously recommended approval of FTY720 (fingolimod) as treatment in relapsing remitting multiple sclerosis, the most common form of the disease.

•
Submission for EU approval of a triple-medicine combination therapy for hypertension in a single pill containing Tekturna/Rasilez, amlodipine and hydrochlorothiazide was achieved in May, following the US submission in the first quarter. US submission of the Afinitor dossier for approval in SEGA (subependymal giant cell astrocytoma) associated with TS (tuberous sclerosis) achieved in April 2010.

•	EPO906 (ovarian cancer) was discontinued after a pivotal trial failed to achieve its primary end point in the form of improved overall survival over current standard of care (liposomal doxorubicin).

Q2 2010 selected major approvals: US, Europe and Japan
Product	Active ingredient	Indication	Approval date
Certican	Everolimus	Kidney transplantation	US – April
Diovan	Valsartan	Pediatric hypertension	EU – April
Tasigna	Nilotinib	Newly diagnosed CML	US – June

Selected projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
ABF656	Hepatitis C	Q4 2009
- Dossier for ABF656 at once-every-two-weeks dosing was withdrawn in EU in April since additional information would be requested that could not be generated within required timeframe
- Dossier for ABF656 at once-every-two-weeks dosing continues under review in the US; the FDA provided preliminary comments to Human Genome Sciences on the potential risk/benefit of once-every-two-weeks dosing

Afinitor	Tuberous sclerosis complex-subependymal giant cell astrocytomas	Q2 2010			- FDA submission April and priority review; EU submission planned for 2010 - Phase II registration study data oral presentation at ASCO
Exelon Patch	Alzheimer’s disease dementia	Approved	Approved	Q1 2010
FTY720	Multiple sclerosis	Q4 2009	Q4 2009		- FDA Advisory Committee unanimously recommended approval - EU: D120 questions have been received on May 20; Responses to these questions are planned to be submitted on August 18

Lucentis	Diabetic macular edema		Q4 2009		- Phase III RESTORE data presented in May 2010 at the European Association for the Study of Diabetic Eye Complications - Regulatory feedback expected in Q4 2010
QAB149	Chronic obstructive pulmonary disease	Q4 2008	Approved		- Clinical trials underway to address FDA Complete Response letter (October 2009); resubmission planned by end 2010
Tasigna	Newly diagnosed chronic myeloid leukemia	Approved	Q4 2009	Q1 2010	- FDA approval received after priority review - ENESTnd 18 month median follow-up oral presentation at ASCO - ENESTnd 12 month median follow-up published in New England Journal of Medicine
Tekturna and amlodipline	Hypertension	Q4 2009	Q4 2009		- EU: Day 120 list of questions received in April 2010; CHMP opinion expected in Jan 2011 and approval in April 2011
Tekturna, amlodipine and Hydro-chlorothiazide	Hypertension	Q1 2010	Q2 2010		- EU submission achieved in May 2010
TOBI-TIP	Cystic fibrosis		Q4 2009		- US submission planned for 2010
Zometa	Adjuvant breast cancer	Q4 2009	Q4 2009		- Regulatory feedback expected Q4 2010

Selected pharmaceutical pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
ACZ885	Refractory gout acute flares	2010	III	- On track for 2010 submission - Phase III data expected in Q3 2010
	Systemic onset juvenile idiopathic arthritis	2011	III
	Type 2 diabetes	2012	II
Afinitor	Neuroendocrine tumors	2010	III
- On track for 2010 submission
- RADIANT 3 study in pancreatic NET met primary endpoint
- Results of RADIANT 3 shared at World Congress of Gastrointestinal Cancer (WCGI) on July 1, 2010
- RADIANT 2, a placebo-controlled Phase III study of Afinitor in combination with Sandostatin LAR versus Sandostatin LAR alone in patients with advanced carcinoid tumors missed the primary endpoint by a very small statistical margin (progression-free survival Hazard Ratio = 0.77 in favor of Afinitor, p = 0.026 versus p = 0.024 predefined). An imbalance in baseline between the two treatment arms was observed and will be further investigated. Full data will be discussed with the Health Authorities in the context of the upcoming submission.

	Tuberous sclerosis complex AML	2011	III
	ER+ breast cancer	2012	III
	HER2+ breast cancer	2013	III

	Gastric cancer	2012	III

	HCC (Hepatocellular cancer)	2013	III	- Initiated Phase III study in Q2
	Lymphoma	≥2014	III
AFQ056	Parkinson’s disease-L-dopa induced dyskinesia	2012	II
	Fragile X syndrome	2012	II
AG0178	Major depressive disorder	2012	III	- Sublingual Phase III program initiated May 2010
AIN457	Behcet’s uveitis	2010	III	- On track for 2010 submission
	Non-infectious uveitis	2011	III
	Psoriasis	2013	II	- Phase III start planned for 2011
	Rheumatoid arthritis	2013	II	- Phase III start planned for end of 2010
ASA404	2 nd line non-small cell lung cancer	2012	III	- Interim analysis in H2 2010
BAF312	Multiple sclerosis	≥2014	II	- Phase II data expected in Q4 2010
Certican	Prevention of organ rejection – liver	2011	III
DEB025	Hepatitis C	2013	II	- Phase III start planned in Q4 2010
Exjade	Non transfusion dependent Thalassemia	2011	II
HCD122	Hematological tumors	≥2014	I
INC424	Myelofibrosis	2011	III
LBH589	Hodgkin’s lymphoma	2010	II	- On track for 2010 submission - Updated Phase II pivotal study data oral presentation at ASCO and European Hematology Association (EHA) congresses
	Multiple myeloma	2013	III	- Phase I data oral in combination with Velcade™ (bortezomib) presentation at ASCO
	Hematological tumors	≥2014	II
LCQ908	Type 2 diabetes	≥2014	II	- Phase II interim results expected in second half of 2010
LCZ696	Heart failure	≥2014	III
LDE225	Gorlin’s syndrome	2011	II
Lucentis	Retinal vein occlusion	2010	III	- EU submission on track for Q4 2010 (with Genentech Phase III data)
NVA237	Chronic obstructive pulmonary disease	2011	III
PKC412	Aggressive systemic mastocytosis	2011	II
	Acute myeloid leukemia	2013	III
PRT128	Acute coronary syndrome Chronic coronary heart disease	2013	II	- First data from INNOVATE-PCI Phase II trial results to be presented at European Society of Cardiology in August 2010
				- First Phase III start planned for H2 2010
PTK796	Complicated skin and soft tissue infections	2012	III
QAX028	Chronic obstructive pulmonary disease	≥2014	II	- Results from a Phase IIa efficacy study are expected in H2 2010
QMF149	Chronic obstructive pulmonary disease	2013	II
	Asthma	2013	II
QTI571 (Glivec)	Pulmonary arterial hypertension	2011	III

QVA149	Chronic obstructive pulmonary disease	2012	III	- Results from a Phase IIa efficacy study presented in late 2009 - Phase III started in April 2010

Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
RLX030	Acute heart failure	2013	III
SBR759	Hyperphosphatemia	2011	III
SMC021	Osteoarthritis	2011	III	- Waiting for data in H2 2010
	Osteoporosis	2011	III	- On track for 2011 submission. - Two-year interim analysis expected end 2010
SOM230	Cushing’s disease	2010	III	- On track for 2010 submission - Phase III study met endpoint; results to be submitted for presentation at the 14th Congress of the European Neuroendocrine Association
	Acromegaly	2011	III
	Refractory / resistant carcinoid syndrome	2011	III
Tasigna	Gastrointestinal stromal tumor	≥2014	III
	cKIT melanoma	2012	III	- Phase III started in April 2010
TKI258	Solid tumors	2013	II

Selected vaccine pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Menveo	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants	2011 (EU/US)	III
MenB (meningococcal serogroups B)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	2010 (EU)	III	- Awaiting Phase III results in EU (Q3/Q4) before progressing with Phase III in US
Optaflu	Seasonal influenza (cell culture subunit vaccine)	2011 (US)	III
Fluad pediatric	Seasonal influenza (subunit vaccine with MF59 adjuvant)	2010 (EU)	III	- Trial results to be published in Q3

Disclaimer
These materials contain certain forward-looking statements relating to the Group's business, which can be identified by terminology such as “momentum,” “recommendation,” “investigational,” “strategic,” " commitment,” “goal,” “pipeline,” “encouraged,” “recommendation,” “priority review,” “potential,” “strategy,” “can,” “promising,” “on track,” “expected,” “will,” “to continue to,” “promising,” “could,” “outlook,” “expects,” “expectation,” “expectations,” “plans,” “would,” “recommended,” “planned,” ”to be,” or similar expressions, or by express or implied discussions potential future sales or earnings of the Novartis Group or any of its divisions or business units; or regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or regarding the potential acquisition and merger with Alcon; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results, or that the Novartis Group will achieve any of its strategic priorities. Nor can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Neither can there be any guarantee that the proposed acquisition and merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. In particular, management's expectations could be affected by, among other things, unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the ongoing government debt crisis and the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 102,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 21, 2010                                Third quarter and first nine months 2010 results
November 17, 2010                            Novartis Investor Business Update Meeting
January 2011                                      Fourth quarter and full-year 2010 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements  (unaudited)

Second quarter

	Q2 2010	Q2 2009	Change

	USD m	USD m	USD m	%

Net sales	11 716	10 546	1 170	11

Other revenues	205	196	9	5

Cost of Goods Sold	-3 206	-2 824	-382	14

Of which amortization and impairments of product and patent rights and trademarks	-258	-233	-25	11

Gross profit	8 715	7 918	797	10

Marketing & Sales	-3 145	-2 990	-155	5

Research & Development	-1 893	-1 802	-91	5

General & Administration	-543	-542	-1	0

Other income	389	180	209	116

Other expense	-562	-400	-162	41

Operating income	2 961	2 364	597	25

Income from associated companies	158	124	34	27

Financial income	14	91	-77	-85

Interest expense	-175	-136	-39	29

Income before taxes	2 958	2 443	515	21

Taxes	-521	-399	-122	31

Net income	2 437	2 044	393	19

Attributable to:
Shareholders of Novartis AG	2 417	2 035	382	19

Non-controlling interests	20	9	11	122

Average number of shares outstanding – Basic (million)	2 287.7	2 263.3	24.4	1

Basic earnings per share (USD)[1]	1.06	0.90	0.16	18

Average number of shares outstanding – Diluted (million)	2 297.0	2 279.6	17.4	1

Diluted earnings per share (USD)[1]	1.05	0.89	0.16	18

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated income statements  (unaudited)

First half

	H1 2010	H1 2009	Change

	USD m	USD m	USD m	%

Net sales	23 847	20 255	3 592	18

Other revenues	430	413	17	4

Cost of Goods Sold	-6 302	-5 409	-893	17

Of which amortization and impairments of product and patent rights and trademarks	-420	-456	36	-8

Gross profit	17 975	15 259	2 716	18

Marketing & Sales	-6 159	-5 711	-448	8

Research & Development	-3 930	-3 496	-434	12

General & Administration	-1 113	-1 047	-66	6

Other income	569	351	218	62

Other expense	-870	-645	-225	35

Operating income	6 472	4 711	1 761	37

Income from associated companies	261	207	54	26

Financial income	63	43	20	47

Interest expense	-308	-222	-86	39

Income before taxes	6 488	4 739	1 749	37

Taxes	-1 103	-720	-383	53

Net income	5 385	4 019	1 366	34

Attributable to:
Shareholders of Novartis AG	5 350	3 997	1 353	34

Non-controlling interests	35	22	13	59

Average number of shares outstanding – Basic (million)	2 282.8	2 264.9	17.9	1

Basic earnings per share (USD)[1]	2.34	1.76	0.58	33

Average number of shares outstanding – Diluted (million)	2 293.4	2 281.4	12.0	1

Diluted earnings per share (USD)[1]	2.33	1.75	0.58	33

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income  (unaudited)

Second quarter

	Q2 2010 USD m	Q2 2009 USD m	Change USD m

Net income	2 437	2 044	393

Fair value adjustments on financial instruments, net of taxes	-29	79	-108

Net actuarial losses/gains from defined benefit plans, net of taxes	-972	610	-1 582

Novartis share of equity recognized by associated companies, net of taxes	-10	-19	9

Translation effects	-882	1 415	-2 297

Comprehensive income	544	4 129	-3 585

Attributable to:
Shareholders of Novartis AG	526	4 108	-3 582

Non-controlling interests	18	21	-3

First half

	H1 2010 USD m	H1 2009 USD m	Change USD m

Net income	5 385	4 019	1 366

Fair value adjustments on financial instruments, net of taxes	-24	36	-60

Net actuarial losses from defined benefit plans, net of taxes	-1 150	-55	-1 095

Novartis share of equity recognized by associated companies, net of taxes	-58	-86	28

Translation effects	-1 879	12	-1 891

Comprehensive income	2 274	3 926	-1 652

Attributable to:
Shareholders of Novartis AG	2 240	3 896	-1 656

Non-controlling interests	34	30	4

Condensed consolidated balance sheets

	June 30, 2010 (unaudited) USD m	Dec 31, 2009 (audited) USD m	Change USD m	June 30, 2009 (unaudited) USD m

Assets
Non-current assets
Property, plant & equipment	13 165	14 075	-910	13 445

Goodwill	11 294	12 039	-745	11 381

Intangibles other than goodwill	10 245	10 331	-86	9 259

Financial and other non-current assets	23 553	25 369	-1 816	23 017

Total non-current assets	58 257	61 814	-3 557	57 102

Current assets
Inventories	5 540	5 830	-290	6 130

Trade receivables	7 798	8 310	-512	7 167

Other current assets	2 331	2 102	229	2 060

Cash, short-term deposits and marketable securities	22 998	17 449	5 549	11 815

Total current assets	38 667	33 691	4 976	27 172

Total assets	96 924	95 505	1 419	84 274

Equity and liabilities
Total equity	55 816	57 462	-1 646	50 488

Non-current liabilities
Financial debts	13 235	8 675	4 560	9 196

Other non-current liabilities	10 044	9 898	146	9 232

Total non-current liabilities	23 279	18 573	4 706	18 428

Current liabilities
Trade payables	3 509	4 012	-503	3 320

Financial debts and derivatives	5 408	5 313	95	4 673

Other current liabilities	8 912	10 145	-1 233	7 365

Total current liabilities	17 829	19 470	-1 641	15 358

Total liabilities	41 108	38 043	3 065	33 786

Total equity and liabilities	96 924	95 505	1 419	84 274

Condensed consolidated changes in equity  (unaudited)

Second quarter

	Q2 2010 USD m	Q2 2009 USD m	Change USD m

Consolidated equity at April 1	55 216	46 228	8 988

Comprehensive income	544	4 129	-3 585

Purchase/sale of treasury shares, net	-60	44	-104

Equity-based compensation	143	128	15

Dividends	-18		-18

Changes in non-controlling interests	-9	-41	32

Consolidated equity at June 30	55 816	50 488	5 328

First half

	H1 2010 USD m	H1 2009 USD m	Change USD m

Consolidated equity at January 1	57 462	50 437	7 025

Comprehensive income	2 274	3 926	-1 652

Sale/purchase of treasury shares, net	306	-196	502

Equity-based compensation	284	298	-14

Dividends	-4 486	-3 941	-545

Changes in non-controlling interests	-24	-36	12

Consolidated equity at June 30	55 816	50 488	5 328

Condensed consolidated cash flow statements  (unaudited)

Second quarter

	Q2 2010 USD m	Q2 2009 USD m	Change USD m

Net income	2 437	2 044	393

Reversal of non-cash items
Taxes	521	399	122

Depreciation, amortization and impairments	665	550	115

Change in provisions and other non-current liabilities	283	156	127

Net financial expense/income	161	45	116

Other	-42	47	-89

Net income adjusted for non-cash items	4 025	3 241	784

Interest and other financial receipts	609	237	372

Interest and other financial payments	-128	-106	-22

Taxes paid	-979	-591	-388

Cash flow before working capital changes	3 527	2 781	746

Payments out of provisions and other net cash movements in non-current liabilities	-273	-160	-113

Change in net current assets and other operating cash flow items	-298	-3	-295

Cash flow from operating activities	2 956	2 618	338

Investments in property, plant & equipment	-355	-485	130

Investments in intangible, financial and other non-current assets	-293	-234	-59

Sale of property, plant & equipment, intangible, financial and other non-current assets	60	17	43

Acquisitions of subsidiaries	-86	-31	-55

Increase in marketable securities	-2 697	-1 999	-698

Cash flow used for investing activities	-3 371	-2 732	-639

Change in current and non-current financial debts	947	1 943	-996

Dividends paid to shareholders of Novartis AG	-18	-10	-8

Treasury share transactions	-61	44	-105

Other financing cash flows	82	78	4

Cash flow from financing activities	950	2 055	-1 105

Translation effect on cash and cash equivalents	-43	74	-117

Change in cash and cash equivalents	492	2 015	-1 523

Cash and cash equivalents at April 1	5 066	1 575	3 491

Cash and cash equivalents at June 30	5 558	3 590	1 968

Condensed consolidated cash flow statements  (unaudited)

First half

	H1 2010 USD m	H1 2009 USD m	Change USD m

Net income	5 385	4 019	1 366

Reversal of non-cash items
Taxes	1 103	720	383

Depreciation, amortization and impairments	1 426	1 098	328

Change in provisions and other non-current liabilities	472	235	237

Net financial expense/income	245	179	66

Other	33	107	-74

Net income adjusted for non-cash items	8 664	6 358	2 306

Interest and other financial receipts	949	570	379

Interest and other financial payments	-265	-135	-130

Taxes paid	-1 448	-928	-520

Cash flow before working capital changes	7 900	5 865	2 035

Payments out of provisions and other net cash movements in non-current liabilities	-400	-422	22

Change in net current assets and other operating cash flow items	-1 237	-872	-365

Cash flow from operating activities	6 263	4 571	1 692

Investments in property, plant & equipment	-659	-853	194

Investments in intangible, financial and other non-current assets	-437	-370	-67

Sale of property, plant & equipment, intangible, financial and other non-current assets	104	74	30

Acquisitions of subsidiaries	-499	-31	-468

Increase in marketable securities	-3 016	-4 394	1 378

Cash flow used for investing activities	-4 507	-5 574	1 067

Change in current and non-current financial debts	5 181	6 648	-1 467

Dividends paid to shareholders of Novartis AG	-4 486	-3 941	-545

Treasury share transactions	307	-196	503

Other financing cash flows	-30	-4	-26

Cash flow from financing activities	972	2 507	-1 535

Translation effect on cash and cash equivalents	-64	48	-112

Change in cash and cash equivalents	2 664	1 552	1 112

Cash and cash equivalents at January 1	2 894	2 038	856

Cash and cash equivalents at June 30	5 558	3 590	1 968

Notes to the Condensed Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2010 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2010, were prepared in accordance with International Accounting Standard 34 InterimFinancial Reporting and accounting policies set out in the 2009 Annual Report published on January 26, 2010, except as indicated below. As of January 1, 2010, the Group adopted IFRS 3 (revised)“Business Combinations.” The revised standard requires Novartis to include in the purchase consideration the estimated amount of any contingent considerations and the measurement to fair value, through the income statement of any interest in an acquired company that had been previously held. Furthermore, transaction costs are expensed as incurred and no longer form part of the acquisition price. The Group also adopted amendments to IAS 27: “Consolidated and Separate Financial Statements.” This requires that the result of changes in the Novartis ownership percentage that do not result in a loss of control will be accounted for in equity. The Group also adopted amendments to IAS 39: “Financial instruments: Recognition and Measurement.” This revised standard requires that any options, including those concerning Alcon, related to acquisitions up to December 31, 2009, that did not require recognition, are recorded at their fair values, initially in opening equity at January 1, 2010, with subsequent fair value adjustments recorded in the income statement. These new accounting standards did not have a significant impact on the Group’s Condensed Interim Consolidated Financial Statements.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2009 Annual Report and conform with International Financial Reporting Standards (IFRS). The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in notes 4 and 11 of the 2009 Annual Report, investments in associated companies and intangible assets (including goodwill and acquired In-Process Research & Development projects) are reviewed for impairment at least annually, or whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of investments in associated companies, goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results. The determination of the contingent consideration in respect of acquisitions made during 2010 also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results. This accounting policy was applied for the first time in the second quarter of 2010 for the Corthera Inc., and Oriel Therapeutics Inc., acquisitions discussed in note 3 below.

3. Acquisitions, divestments and significant transactions

The following significant transactions occurred during 2010 and 2009:

Acquisitions in 2010

 Corporate – Alcon
 In 2008, Novartis entered into an agreement to purchase Nestle’s 77% stake in Alcon Inc. for up to USD 38.5 billion, or an average price of USD 168 per share. Under the terms of the agreement, Novartis acquired a 25% Alcon stake from Nestlé in 2008 for USD 10.4 billion, or USD 143 per share. The purchase of the 25% stake was financed from internal cash reserves and external short-term financing.

On January 4, 2010, Novartis exercised its call option to acquire Nestlé’s remaining 52% Alcon stake for approximately USD 28 billion or USD 180 per share. Upon completion of this transaction, Novartis will own a 77% majority stake in Alcon. The purchase of the 52% stake, which is subject to required regulatory approvals, is expected to be completed in the second half of 2010. Novartis will not control Alcon prior to the closing of the purchase of the 52% stake. This purchase will be funded from available liquidity and external debt financing.

On January 4, 2010 Novartis also announced its proposal, upon completion of the Nestlé transaction, to enter into an all-share direct merger with Alcon for the remaining 23% minority stake. Novartis believes this merger, which is governed under the Swiss Merger Act, is in the interest of all stakeholders and will provide the needed clarity on Alcon’s future. Novartis proposed a fixed exchange ratio of 2.80 Novartis shares for each remaining Alcon share. The merger would be conditional on the closing of the 52% stake purchase from Nestlé and would require approval by the Boards of Directors of Novartis and Alcon. The merger would also require two-thirds approval by the shareholders of Novartis and Alcon voting at their respective meetings. Under Swiss law, Novartis has the right to vote its Alcon stake in favor of the proposed merger.

Pharmaceuticals – Corthera
 On February 3, Novartis completed the acquisition of the privately held US based Corthera Inc., gaining worldwide rights to Relaxin for the treatment of acute decompensated heart failure and assumed full responsibility for development and commercialization for a total purchase consideration of USD 327 million. This amount consists of an initial cash payment of USD 120 million and USD 207 million of deferred contingent consideration. The deferred contingent consideration is the net present value of the additional milestone payments due to Corthera’s previous shareholders which they are eligible to receive contingent upon the achievement of specified development and commercialization milestones. The final purchase price allocation was completed in the second quarter of 2010 and resulted in identified net assets of USD 309 million and goodwill of USD 18 million. Results of operations since the acquisition date were not material.

Sandoz – Oriel Therapeutics
 On June 1, Sandoz completed the acquisition of the privately held US based Oriel Therapeutics Inc., to broaden its portfolio of projects in the field of respiratory drugs for a total purchase consideration of USD 329 million. This amount consists of an initial cash payment of USD 74 million and USD 255 million of deferred contingent consideration. Oriel’s previous shareholders are eligible to receive milestone payments, which are contingent upon the company achieving future development steps, regulatory approvals and market launches, and sales royalties. The total USD 255 million of deferred contingent consideration represents the net present value of expected milestone and royalty payments. The purchase price allocation, including the valuation of the contingent payment elements of the purchase price, identified net assets of USD 281 million and goodwill of USD 48 million and is still preliminary. Results of operations since the acquisition date were not material.

Acquisitions in 2009

 Sandoz – EBEWE Pharma
 On September 22, Sandoz completed the acquisition of the specialty generic injectables business of EBEWE Pharma. The final amount paid in cash for this business after adjusting for the net debt assumed was EUR 0.8 billion (USD 1.2 billion). The first payment of EUR 0.6 billion (USD 0.9 billion) was made in 2009, with the balance paid in 2010. Based on a final purchase price allocation, EBEWE’s identified net assets were USD 0.7 billion and goodwill was USD 0.5 billion. Results of operations from this acquisition, which were not material in 2009, were included from the completion date of this transaction.

Vaccines and Diagnostics – Zhejiang Tianyuan
 On November 4, Novartis announced a definitive agreement to acquire an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. Terms call for Novartis to purchase an 85% majority interest for approximately USD 125 million in cash. The transaction, which is expected to be completed in 2010, is subject to certain closing conditions, including receipt of government and regulatory approvals in China.

Other significant transactions in 2010

 Corporate – Issuance of bond in US dollars
 On March 9, Novartis issued a three-tranche bond totaling USD 5 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 1.9% three-year tranche totaling USD 2 billion, a 2.9% five-year tranche totaling USD 2 billion and a 4.4% 10-year tranche totaling USD 1 billion were issued by the Group’s US entity, Novartis Capital Corp. All tranches are unconditionally guaranteed by Novartis AG.

Corporate – Change of pension plan in Switzerland
 On April 23, the Board of Trustees of the Novartis Swiss Pension Fund agreed to amend the conditions and insured benefits of the current Swiss pension plan with effect from January 1, 2011. These amendments do not have an impact on existing pensions in payment or on plan members born before January 1, 1956. Under the previous rules, benefits from the plan are primarily linked to the level of salary in the years prior to retirement while under the new rules benefits are also partially linked to the level of contributions made by the members during their active service period up to their retirement. This has led to changes, recorded in the second quarter of 2010, in the amounts that need to be included in the Group’s consolidated financial statements prepared using IFRS in respect of the Swiss Pension Fund.

As part of this change, Novartis, supported by the Swiss Pension Fund, will make transitional payments, which vary according to the member’s age and years of service. As a result, it is estimated that exceptional payments will be made over a ten-year period of up to approximately USD 418 million (CHF 453 million) depending on whether or not all current members affected by the change remain in the plan over this ten-year period.

The accounting consequence of this change in the Swiss pension plan rules results in the Group’s consolidated financial statements prepared under IFRS reflecting a net pre-tax curtailment gain of USD 265 million (CHF 283 million) in the second quarter of 2010. This calculation only takes into account the discounted value of transition payments of USD 202 million (CHF 219 million) attributed to already completed years of service of the affected plan members as calculated in accordance with IFRS requirements. It does not take into account any amount for transitional payments related to their future years of service.

Other significant transactions in 2009

 Corporate – Issuance of bond in US dollars
 On February 5, Novartis issued a two-tranche bond totaling USD 5 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 4.125% five-year tranche totaling USD 2 billion was issued by the Group’s US entity, Novartis Capital Corp., while a 5.125% 10-year tranche totaling USD 3 billion was issued by the Group’s Bermuda unit, Novartis Securities Investment Ltd. Both tranches are unconditionally guaranteed by Novartis AG.

Corporate – Issuance of bond in euros
 On June 2, Novartis issued a EUR 1.5 billion bond (approximately USD 2.1 billion) with a coupon of 4.25% under its EUR 15 billion Euro Medium Term Note Programme. The seven-year bond, issued by Novartis Finance S.A., Luxembourg, has a maturity date of June 15, 2016, and is guaranteed by Novartis AG.

Corporate – Novartis India Ltd.
 On June 8, Novartis completed a tender offer to acquire additional shares from public shareholders and increased its stake in the majority-owned Indian subsidiary, Novartis India Ltd., to 76.4% from 50.9% for approximately INR 3.8 billion (USD 80 million). Almost all large institutional investors and quasi-institutional shareholders participated in the offer. This transaction resulted in USD 57 million of goodwill.

Pharmaceuticals – Idenix
 On August 5, Novartis did not participate in an underwritten public offering by Idenix Pharmaceuticals, which reduced the Group’s stake to 47% from the pre-offering level of 53%. As a result of this offering, Novartis no longer controls this company, so Idenix was deconsolidated with effect from September 1. Idenix has been accounted for on an equity basis since this date, which had no material impact on the Group’s consolidated income statement.

4. Principal currency translation rates

Second quarter

	Average rates Q2 2010 USD	Average rates Q2 2009 USD	Period-end rates June 30, 2010 USD	Period-end rates June 30, 2009 USD

1 CHF	0.902	0.899	0.923	0.926

1 EUR	1.273	1.361	1.222	1.412

1 GBP	1.492	1.548	1.505	1.670

100 JPY	1.085	1.028	1.129	1.048

First half

	Average rates H1 2010 USD	Average rates H1 2009 USD	Period-end rates June 30, 2010 USD	Period-end rates June 30, 2009 USD

1 CHF	0.924	0.885	0.923	0.926

1 EUR	1.329	1.332	1.222	1.412

1 GBP	1.527	1.491	1.505	1.670

100 JPY	1.094	1.049	1.129	1.048

5. Consolidated income statements – Divisional segmentation – Second quarter  (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Total of operating divisions		Corporate (incl. eliminations)		Total Group

	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m

Net sales to third parties	7 670	7 115	564	247	1 973	1 774	1 509	1 410	11 716	10 546			11 716	10 546

Sales to other Divisions	36	47	12	5	56	65	13	13	117	130	-117	-130

Sales of Divisions	7 706	7 162	576	252	2 029	1 839	1 522	1 423	11 833	10 676	-117	-130	11 716	10 546

Other revenues	111	84	72	95	4	2	18	15	205	196			205	196

Cost of Goods Sold	-1 344	-1 180	-334	-241	-1 116	-995	-538	-516	-3 332	-2 932	126	108	-3 206	-2 824

Of which amortization and impairments of product and patent rights and trademarks	-108	-82	-60	-71	-66	-58	-24	-22	-258	-233			-258	-233

Gross profit	6 473	6 066	314	106	917	846	1 002	922	8 706	7 940	9	-22	8 715	7 918

Marketing & Sales	-2 188	-2 106	-84	-72	-345	-324	-528	-488	-3 145	-2 990			-3 145	-2 990

Research & Development	-1 489	-1 441	-115	-103	-159	-143	-85	-86	-1 848	-1 773	-45	-29	-1 893	-1 802

General & Administration	-204	-205	-37	-43	-84	-91	-94	-89	-419	-428	-124	-114	-543	-542

Other income	67	85	8	14	8	7	9	24	92	130	297	50	389	180

Other expense	-322	-186	-128	-69	-48	-48	-10	-12	-508	-315	-54	-85	-562	-400

Amortization and impairments of capitalized intangible assets included in above function costs	-15	-27	-4	-6	-3	-3			-22	-36	-1	-1	-23	-37

Operating income	2 337	2 213	-42	-167	289	247	294	271	2 878	2 564	83	-200	2 961	2 364

as % of net sales	30.5%	31.1%	-7.4%	-67.6%	14.6%	13.9%	19.5%	19.2%	24.6%	24.3%			25.3%	22.4%

Income from associated companies	-6	-2			2	2			-4		162	124	158	124

Financial income													14	91

Interest expense													-175	-136

Income before taxes													2 958	2 443

Taxes													-521	-399

Net income													2 437	2 044

Additions to:
– Property, plant and equipment [1]	157	247	41	135	61	63	28	35	287	480	59	18	346	498

– Goodwill and other intangible assets [1]	127	19	1	7	9	11	5	65	142	102		48	142	150

[1] Excluding impact of business acquisitions

Consolidated income statements – Divisional segmentation – First half  (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Total of operating divisions		Corporate (incl. eliminations)		Total Group

	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m

Net sales to third parties	14 961	13 548	1 925	494	3 974	3 500	2 987	2 713	23 847	20 255			23 847	20 255

Sales to other Divisions	74	92	29	15	130	128	30	23	263	258	-263	-258

Sales of Divisions	15 035	13 640	1 954	509	4 104	3 628	3 017	2 736	24 110	20 513	-263	-258	23 847	20 255

Other revenues	195	186	195	192	8	6	32	29	430	413			430	413

Cost of Goods Sold	-2 550	-2 268	-726	-467	-2 234	-1 947	-1 056	-977	-6 566	-5 659	264	250	-6 302	-5 409

Of which amortization and impairments of product and patent rights and trademarks	-94	-162	-136	-141	-142	-112	-48	-41	-420	-456			-420	-456

Gross profit	12 680	11 558	1 423	234	1 878	1 687	1 993	1 788	17 974	15 267	1	-8	17 975	15 259

Marketing & Sales	-4 224	-4 004	-162	-131	-705	-620	-1 068	-956	-6 159	-5 711			-6 159	-5 711

Research & Development	-3 097	-2 784	-250	-191	-320	-284	-171	-162	-3 838	-3 421	-92	-75	-3 930	-3 496

General & Administration	-417	-399	-75	-76	-175	-182	-190	-170	-857	-827	-256	-220	-1 113	-1 047

Other income	187	206	26	17	33	14	14	37	260	274	309	77	569	351

Other expense	-465	-302	-165	-87	-112	-77	-20	-31	-762	-497	-108	-148	-870	-645

Amortization and impairments of capitalized intangible assets included in above function costs	-276	-52	-8	-12	-14	-6			-298	-70	-2	-2	-300	-72

Operating income	4 664	4 275	797	-234	599	538	558	506	6 618	5 085	-146	-374	6 472	4 711

as % of net sales	31.2%	31.6%	41.4%	-47.4%	15.1%	15.4%	18.7%	18.7%	27.8%	25.1%			27.1%	23.3%

Income from associated companies	-12	-3			2	3			-10		271	207	261	207

Financial income													63	43

Interest expense													-308	-222

Income before taxes													6 488	4 739

Taxes													-1 103	-720

Net income													5 385	4 019

Additions to:
– Property, plant and equipment [1]	293	406	99	226	111	115	46	59	549	806	72	30	621	836

– Goodwill and other intangible assets [1]	270	146	3	12	19	12	11	68	303	238	3	48	306	286

[1] Excluding impact of business acquisitions

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable and large verdicts do occur. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2009 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list relating to some cases reported in the 2009 Annual Report and other cases of significance, and includes information as of July 15, 2010:

Governmental investigations
 In 2005 the US Attorney’s Office for the Eastern District of Pennsylvania (EDPA) served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act (HIPAA) on Novartis Pharmaceuticals Corporation (NPC). NPC has been cooperating with parallel civil and criminal investigations by the EDPA into allegations of potential off-label marketing and promotion of the epilepsy therapy Trileptal as well as certain payments made to healthcare providers in connection with this medicine. Earlier this year, NPC entered into a plea agreement with the EDPA, which is contingent on court approval, to resolve criminal allegations. Pursuant to the plea agreement, NPC will plead guilty to a misdemeanor violation of the US Food, Drug and Cosmetic Act and pay a fine of USD 185 million. NPC is currently negotiating with the EDPA to resolve civil claims relating to Trileptal. NPC is also cooperating with an investigation by the EDPA regarding potential off-label marketing and promotion as well as payments made to healthcare providers in connection with five other products, i.e. Diovan, Exforge, Sandostatin, Tekturna and Zelnorm (Five Products), and is currently negotiating with the EDPA, with which certain states are coordinating, to resolve this investigation. Total provisions at June 30, 2010, for the civil and criminal Trileptal investigations and the Five Products investigation amounted to USD 422.5 million, including an addition to the provision in the second quarter of 2010 of USD 25.5 million. Any settlement may include NPC entering into a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services.

The US Attorney’s Office for the Northern District of California in 2007 served an administrative subpoena pursuant to HIPAA covering several Novartis subsidiaries. The subpoena covered information regarding potential off-label marketing and promotion of TOBI (tobramycin), a treatment for patients with cystic fibrosis acquired through the purchase of Chiron Corporation in mid-2006. In September 2009, Novartis subsidiaries reached an agreement in principle with the US Department of Justice to pay USD 72.5 million to resolve all federal civil claims and state Medicaid claims relating to this investigation. On April 29, 2010, the settlement agreement with the relevant federal government offices was executed.

Zometa/Aredia product liability litigation
 NPC is a defendant in approximately 680 cases brought in US courts in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. All purported class actions have been dismissed. A trial that began in Montana in October 2009 resulted in a plaintiff’s verdict, and this verdict is currently under appeal. The next trial is currently scheduled to begin in state court in New Jersey in September 2010 and will be followed by two trials scheduled for November 2010 in federal courts in North Carolina and in California.

Zelnorm product liability litigation
 NPC and other Novartis subsidiaries are defendants in approximately 135 cases brought in US and Canadian courts in which plaintiffs claim to have experienced cardiovascular injuries after being treated with Zelnorm, a medicine for irritable bowel syndrome and chronic constipation. A purported national class action was filed against a Novartis subsidiary in Canada. A statement to defend was filed in this action. In May 2010, NPC has reached a tentative agreement to settle 124 cases, which is contingent on the consents from the individual plaintiffs. The first trial in the US, which was expected to begin in Virginia in June 2010, has therefore been postponed.

Contact lenses patent litigation
 In the US, Johnson & Johnson (J&J) filed suits seeking a declaration that their Oasys® and Advance® products do not infringe CIBA Vision’s (CV) silicone hydrogel patents (JUMP patents). CV filed counter-claims for infringement of its JUMP patents. In August 2009, after the US trial court had rendered a decision finding the JUMP patents valid, enforceable and infringed, CV moved for permanent injunction. J&J has appealed the decision of the US trial court. On April 29, 2010, CV’s motion for permanent injunction was denied by the trial court.

There is also ongoing patent litigation in several European countries including, inter alia, France, Germany, the Netherlands, the United Kingdom and Spain. Courts in the Netherlands (February 2009) and France (March 2009) issued rulings holding that CV’s JUMP patents were valid and infringed by J&J, whereas the trial courts in the UK (July 2009) and in Germany (December 2009) held that the JUMP patents were invalid. These rulings are currently all on appeal. The next trial will take place in Spain in the second half of 2010.

Famvir patent litigation
 In February 2010, Novartis and Teva reached a settlement ending the US patent litigation between them relating to Famvir after a trial against Teva in November 2009 had resulted in a jury verdict in favor of Novartis. After the expiration of the regulatory settlement review period, this case was dismissed with prejudice. However, Famvir is still the subject of ongoing patent litigation against Roxane and Macleods in the US. The compound patent, which covers the active ingredient, expires in March 2011 and a method of use patent expires in 2015, including pediatric extensions. Roxane could launch at risk in March 2011 and Macleods in August 2012.

Zometa/Reclast patent litigation
 Novartis and Teva have reached an agreement in the patent infringement litigation regarding the Zometa (zoledronic acid 4mg) and Reclast (zoledronic acid 5mg) Injection patent. Teva has dropped the challenge against the Novartis patent and will not launch zoledronic acid in the US until after the Zometa and Reclast patent expires in March 2013. The case has now been dismissed.

Average Wholesale Price litigation
 Claims have been brought against various pharmaceutical companies, including NPC and certain Sandoz entities, alleging that they fraudulently overstated the Average Wholesale Price and “best price”, which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare reimbursements and Medicaid rebates. In some cases, motions to dismiss or (cross-) motions for summary judgment in other cases have been made and are currently pending.

Sandoz Inc. (Sandoz) was a defendant in a trial in Alabama in 2009. The jury rendered a verdict against it and awarded compensatory damages of USD 28 million and punitive damages of USD 50 million. Sandoz has appealed the verdict in January 2010. The appeal is fully briefed and a decision is expected in due course. The second trial involving Sandoz took place in Kentucky in June 2009. The jury rendered a verdict against it and imposed USD 16 million of compensatory damages and the Court awarded USD 13.6 million in penalties. No punitive damages were awarded. Sandoz filed a notice of appeal in March 2010. In Texas, Sandoz entities have reached an agreement in principle to settle all of the State’s claims against them. This agreement, which is still contingent on US Department of Justice approval, resulted in a provision of USD 38 million in the first quarter of 2010, which remains unchanged as per June 30, 2010. The next trials against Sandoz are currently scheduled to begin in Mississippi in December 2010 and in Idaho in February 2011.

Wage and Hour litigation
 Certain pharmaceutical sales representatives filed suit in a US state court in California and in a US federal district court for the Southern District of New York (SDNY) against NPC alleging that NPC violated wage and hour laws by misclassifying the pharmaceutical sales representatives as “exempt” employees, and by failing to pay overtime compensation. These lawsuits are part of a number of actions pending against pharmaceutical companies that challenge the industry’s long-term practice of treating pharmaceutical sales representatives as salaried employees. They were consolidated and certified as a class action. In January 2009, the SDNY held that the pharmaceutical sales representatives were not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs have appealed the judgment. Amicus briefs supporting the plaintiffs’ position were filed by the National Employment Lawyers Association and by the US Department of Labor. The US Chamber of Commerce filed a brief in support of NPC on November 5, 2009. The US Court of Appeals for the Second Circuit (Second Circuit) heard argument on the appeal in February 2010. On July 6, 2010, the Second Circuit vacated the judgment of the SDNY and remanded the case to the SDNY for further proceedings.

Gender discrimination litigation
 In November 2004, certain female pharmaceutical sales representatives brought a class action lawsuit in the SDNY against NPC, Novartis Corporation and a Novartis executive alleging claims of past gender discrimination during the period of 2002 to 2007. Novartis Corporation and the Novartis executive were subsequently dismissed from the lawsuit. The trial against NPC began as scheduled in April 2010. On May 17 and 19, 2010, the jury rendered a liability verdict and awarded USD 3.4 million in individual compensatory damages to the class members testifying at trial and USD 250 million in punitive damages.

The SDNY preliminarily approved a class action settlement agreement between NPC and the plaintiffs to end the ongoing proceedings. According to the agreement, which remains subject to final approval by the SDNY, NPC will make monetary payments to eligible class members for backpay and compensatory damages in the amount of up to USD 152.5 million and will fund, over three years, improvements to policies and programs valued at an estimated USD 22.5 million. As part of the measures, NPC will enhance many of its ongoing commitments to all employees and will add additional programs and initiatives to further strengthen its commitment to a diverse and inclusive environment. NPC will for example revise its sexual harassment policy and training, strengthen its complaint process to ensure employees can safely raise concerns and that those concerns will be addressed in a timely and thorough fashion, retain an external specialist to conduct adverse impact analyses aimed at identifying and remedying, with recommendations from plaintiffs’ counsel, unjustified gender disparities and it will revise its performance management process to ensure it is fair to all employees.

Dispute with an inventor
 An inventor of certain patents of Novartis Vaccines & Diagnostics Inc. (V&D) sued V&D in the SDNY for breach of a consulting contract and claimed he was entitled to at least a portion of settlement proceeds from arbitration proceedings relating to these patents. After the trial of this case in April 2009, the SDNY entered judgment in favor of the inventor. In July 2009, V&D filed an appeal in the Second Circuit. In May 2010, V&D and the inventor agreed to settle their dispute for a payment of USD 80 million to the inventor and a contribution of USD 20 million to a non-profit research organization to be established by the inventor.

Alcon minority shareholder litigation
 As from January 7, 2010, shareholder class action complaints relating to the Alcon transactions announced on January 4, 2010, were filed inter alia against Novartis AG by minority shareholders of Alcon. These actions were filed in the SDNY, in the US federal district courts for the Eastern District of New York (EDNY) and the Northern District of Texas (NDTX) and in several Texas state courts. The case in the EDNY was voluntarily dismissed without prejudice by the plaintiffs on March 18, 2010. The case in the NDTX was transferred to the SDNY and formally consolidated with the actions pending there on June 25, 2010. The actions pending in Texas state courts were consolidated for pre-trial discovery in Multi District Litigation proceedings on April 16, 2010. Novartis AG’s motion to dismiss the consolidated Texas state court actions based on the doctrine of forum non conveniens (FNC) was filed on June 30, 2010. In the SDNY, Novartis AG’s motion to dismiss all cases pending there based on FNC was granted and the case was dismissed on July 2, 2010. On July 14, 2010, the plaintiffs in the dismissed SDNY actions filed a notice of appeal to the Second Circuit.

Supplementary information

Non-IFRS disclosures
 Net liquidity/debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net liquidity/debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions and business units. Free cash flow of the divisions and business units uses the same definition as for the Group. No dividends, tax or financial receipts or payments are included in the division and business unit calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

Condensed consolidated change in net liquidity/debt (unaudited)

Second quarter

	Q2 2010 USD m	Q2 2009 USD m	Change USD m

Change in cash and cash equivalents	492	2 015	-1 523

Change in marketable securities, financial debt and financial derivatives	1 894	-456	2 350

Change in net liquidity/debt	2 386	1 559	827

Net liquidity/debt at April 1	1 969	-3 613	5 582

Net liquidity/debt at June 30	4 355	-2 054	6 409

First half

	H1 2010 USD m	H1 2009 USD m	Change USD m

Change in cash and cash equivalents	2 664	1 552	1 112

Change in marketable securities, financial debt and financial derivatives	-1 770	-2 359	589

Change in net liquidity/debt	894	-807	1 701

Net liquidity/debt at January 1	3 461	-1 247	4 708

Net liquidity/debt at June 30	4 355	-2 054	6 409

Free cash flow  (unaudited)

Second quarter

	Q2 2010 USD m	Q2 2009 USD m	Change USD m

Cash flow from operating activities	2 956	2 618	338

Purchase of property, plant & equipment	-355	-485	130

Purchase of intangible, financial and other non-current assets	-293	-234	-59

Sale of property, plant & equipment, intangible, financial and other non-current assets	60	17	43

Free cash flow before dividends	2 368	1 916	452

Dividends	-18	-10	-8

Free cash flow	2 350	1 906	444

First half

	H1 2010 USD m	H1 2009 USD m	Change USD m

Cash flow from operating activities	6 263	4 571	1 692

Purchase of property, plant & equipment	-659	-853	194

Purchase of intangible, financial and other non-current assets	-437	-370	-67

Sale of property, plant & equipment, intangible, financial and other non-current assets	104	74	30

Free cash flow before dividends	5 271	3 422	1 849

Dividends	-4 486	-3 941	-545

Free cash flow	785	-519	1 304

Share information  (unaudited)

	June 30, 2010	June 30, 2009

Number of shares outstanding (million)	2 287.5	2 264.8

Registered share price (CHF)	52.60	44.04

ADS price (USD)	48.32	40.79

Market capitalization (USD billion)	111.1	92.4

Market capitalization (CHF billion)	120.3	99.7

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items over a USD 25 million threshold that management deems exceptional. Novartis believes investor understanding of the Group’s performance is enhanced by disclosing these supplemental performance measures.

Novartis uses these core measures as important factors in assessing the Group’s performance in conjunction with other performance metrics. The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, they have limits in usefulness to investors. Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

CORE RESULTS
Reconciliation from IFRS results to core results – Group – Second quarter 2010  (unaudited)

	Q2 2010 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related restructuring and integration items	Exceptional items[3]	Q2 2010 Core results	Q2 2009 Core results[6]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	11 716					11 716	10 546

Other revenues	205					205	196

Cost of Goods Sold	-3 206	258				-2 948	-2 591

Gross profit	8 715	258				8 973	8 151

Marketing & Sales	-3 145					-3 145	-2 990

Research & Development	-1 893	16	7		8	-1 862	-1 765

General & Administration	-543					-543	-542

Other income	389		-1		-303	85	169

Other expense	-562		76		254	-232	-360

Operating income	2 961	274	82		-41	3 276	2 663

Income from associated companies	158	141				299	264

Financial income	14					14	91

Interest expense	-175					-175	-136

Income before taxes	2 958	415	82		-41	3 414	2 882

Taxes[4]	-521					-643	-488

Net income	2 437					2 771	2 394

EPS (USD)[5]	1.06					1.20	1.05

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets, primarily for the Roche and Alcon investments.

[2] Impairments: R&D includes write-offs related to in-process R&D; Other income includes the reversal of impairments, primarily for property, plant & equipment; Other expense includes impairments, mainly a charge of USD 71 million in Vaccines and Diagnostics for a financial asset.

[3] Exceptional items: R&D includes an expense for termination of a co-development contract; Other income includes mainly a Swiss pension curtailment gain of USD 265 million in Corporate and a divestment gain of USD 33 million for Tofranil in Pharmaceuticals; Other expense includes a USD 152.5 million provision for a gender discrimination case in the US in Pharmaceuticals, USD 45 million for a legal settlement in Vaccines and Diagnostics, a USD 26 million charge for restructuring in the US in Pharmaceuticals as well as a USD 25.5 million provision in connection with a government investigation in the US in Pharmaceuticals.

[4] Taxes on the adjustments between IFRS and core results take into account the tax rate applicable in the jurisdiction where the adjustment arises.
[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
[6] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS
Reconciliation from IFRS results to core results – Group – First half 2010  (unaudited)

	H1 2010 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related restructuring and integration items[3]	Exceptional items[4]	H1 2010 Core results	H1 2009 Core results[7]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	23 847					23 847	20 255

Other revenues	430					430	413

Cost of Goods Sold	-6 302	520	-100	4		-5 878	-4 953

Gross profit	17 975	520	-100	4		18 399	15 715

Marketing & Sales	-6 159					-6 159	-5 711

Research & Development	-3 930	33	169		18	-3 710	-3 424

General & Administration	-1 113					-1 113	-1 047

Other income	569		-5		-345	219	339

Other expense	-870		83		292	-495	-598

Operating income	6 472	553	147	4	-35	7 141	5 274

Income from associated companies	261	283			43	587	486

Financial income	63					63	43

Interest expense	-308					-308	-222

Income before taxes	6 488	836	147	4	8	7 483	5 581

Taxes[5]	-1 103					-1 403	-885

Net income	5 385					6 080	4 696

EPS (USD)[6]	2.34					2.65	2.06

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets, primarily for the Roche and Alcon investments.

[2] Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges, including an additional reversal of USD 100 million in pharmaceuticals for an impairment taken in 2007 for Famvir; R&D includes write-offs related to in-process R&D, mainly an impairment charge of USD 152 million in Pharmaceuticals for termination of the PTZ601 development project; Other income includes the reversal of impairments, primarily for property, plant & equipment; Other expense includes impairments, mainly a charge of USD 75 million in Vaccines and Diagnostics for a financial asset

[3] Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of USD 4 million related to business acquisitions in Sandoz.

[4] Exceptional items: Other income includes mainly a Swiss pension curtailment gain of USD 265 million in Corporate, proceeds of USD 42 million from a legal settlement in Pharmaceuticals with Teva regarding Famvir and a divestment gain of USD 33 million for Tofranil in Pharmaceuticals; Other expense includes a USD 152.5 million provision for a gender discrimination case in the US in Pharmaceuticals, a USD 26 million charge for restructuring in the US in Pharmaceuticals, a USD 25.5 million provision in connection with a government investigation in the US in Pharmaceuticals, a USD 45 million charge for a legal settlement in Vaccines and Diagnostics, and a USD 38 million charge for a legal settlement in Sandoz; Income from associated companies reflects an additional charge of USD 43 million for the Novartis share of Roche’s restructuring charges for Genentech taken in the second half of 2009.

[5] Taxes on the adjustments between IFRS and core results take into account the tax rate applicable in the jurisdiction where the adjustment arises.
[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
[7] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals  (unaudited)

Second quarter 2010

	Q2 2010 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related restructuring and integration items	Exceptional items[3]	Q2 2010 Core results	Q2 2009 Core results[4]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	7 670					7 670	7 115

Sales to other divisions	36					36	47

Other revenues	111					111	84

Cost of Goods Sold	-1 344	108				-1 236	-1 098

Gross profit	6 473	108				6 581	6 148

Marketing & Sales	-2 188					-2 188	-2 106

Research & Development	-1 489	7	8			-1 474	-1 414

General & Administration	-204					-204	-205

Other income	67				-38	29	84

Other expense	-322		5		209	-108	-189

Operating income	2 337	115	13		171	2 636	2 318

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms.

[2] Impairments: R&D includes write-offs related to in-process R&D; Other expense includes impairments, primarily for financial assets.

[3] Exceptional items: Other income includes a divestment gain of USD 33 million for Tofranil; Other expense includes a USD 152.5 million provision for a gender discrimination case in the US, a USD 26 million charge for restructuring in the US as well as a USD 25.5 million provision in connection with a government investigation in the US.

[4] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals  (unaudited)

First half 2010

	H1 2010 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related restructuring and integration items	Exceptional items[3]	H1 2010 Core results	H1 2009 Core results[4]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	14 961					14 961	13 548

Sales to other divisions	74					74	92

Other revenues	195					195	186

Cost of Goods Sold	-2 550	194	-100			-2 456	-2 106

Gross profit	12 680	194	-100			12 774	11 720

Marketing & Sales	-4 224					-4 224	-4 004

Research & Development	-3 097	15	163			-2 919	-2 732

General & Administration	-417					-417	-399

Other income	187		-4		-80	103	205

Other expense	-465		6		209	-250	-301

Operating income	4 664	209	65		129	5 067	4 489

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms.

[2] Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and other production-related impairment charges, including an additional reversal of USD 100 million for an impairment taken in 2007 for Famvir; R&D includes write-offs related to in-process R&D, mainly a net pre-tax impairment charge of USD 152 million (USD 250 million related to the value of the intangible asset offset by a release of a USD 98 million liability related to the estimated value of a contingent milestone consideration) for termination of the PTZ601 development project; Other income includes the reversal of impairments, primarily for financial assets; Other expense includes impairments, primarily for financial assets.

[3] Exceptional items: Other income reflects proceeds of USD 42 million from a legal settlement with Teva regarding Famvir and a divestment gain of USD 33 million for Tofranil; Other expense includes a USD 152.5 million provision for a gender discrimination case in the US, a USD 26 million charge for restructuring in the US as well as a USD 25.5 million provision in connection with a government investigation in the US.

[4] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics  (unaudited)

Second quarter 2010

	Q2 2010 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related restructuring and integration items	Exceptional items[3]	Q2 2010 Core results	Q2 2009 Core results[4]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	564					564	247

Sales to other divisions	12					12	5

Other revenues	72					72	95

Cost of Goods Sold	-334	60				-274	-170

Gross profit	314	60				374	177

Marketing & Sales	-84					-84	-72

Research & Development	-115	4				-111	-97

General & Administration	-37					-37	-43

Other income	8					8	14

Other expense	-128		71		45	-12	-24

Operating income	-42	64	71		45	138	-45

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms.

[2] Impairments: Other expense represents a charge of USD 71 million for a financial asset.
[3] Exceptional items: Other expense of USD 45 million for a legal settlement.
[4] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

First half 2010

	H1 2010 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related restructuring and integration items	Exceptional items[3]	H1 2010 Core results	H1 2009 Core results[4]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	1 925					1 925	494

Sales to other divisions	29					29	15

Other revenues	195					195	192

Cost of Goods Sold	-726	136				-590	-326

Gross profit	1 423	136				1 559	375

Marketing & Sales	-162					-162	-131

Research & Development	-250	8				-242	-179

General & Administration	-75					-75	-76

Other income	26					26	17

Other expense	-165		75		45	-45	-42

Operating income	797	144	75		45	1 061	-36

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms.

[2] Impairments: Other expense includes a charge of USD 75 million for a financial asset.
[3] Exceptional items: Other expense of USD 45 million for a legal settlement.
[4] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz  (unaudited)

Second quarter 2010

	Q2 2010 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related restructuring and integration items	Exceptional items[3]	Q2 2010 Core results	Q2 2009 Core results[4]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	1 973					1 973	1 774

Sales to other divisions	56					56	65

Other revenues	4					4	2

Cost of Goods Sold	-1 116	66				-1 050	-937

Gross profit	917	66				983	904

Marketing & Sales	-345					-345	-324

Research & Development	-159	4	-1		8	-148	-140

General & Administration	-84					-84	-91

Other income	8		-1			7	5

Other expense	-48		-1			-49	-47

Operating income	289	70	-3		8	364	307

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms.

[2] Impairments: R&D includes the reversal of write-offs related to in-process R&D; Other income includes the reversal of impairments, primarily for property, plant & equipment; Other expense includes the reversal of impairments, primarily for property, plant & equipment.

[3] Exceptional items: R&D includes an expense for termination of a co-development contract.
[4] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz  (unaudited)

First half 2010

	H1 2010 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related restructuring and integration items[3]	Exceptional items[4]	H1 2010 Core results	H1 2009 Core results[5]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	3 974					3 974	3 500

Sales to other divisions	130					130	128

Other revenues	8					8	6

Cost of Goods Sold	-2 234	142		4		-2 088	-1 835

Gross profit	1 878	142		4		2 024	1 799

Marketing & Sales	-705					-705	-620

Research & Development	-320	8	6		18	-288	-278

General & Administration	-175					-175	-182

Other income	33		-1			32	11

Other expense	-112				38	-74	-76

Operating income	599	150	5	4	56	814	654

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for core technology platforms.

[2] Impairments: R&D includes write-offs related to in-process R&D; Other income includes the reversal of impairments, primarily for property, plant & equipment.
[3] Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of USD 4 million related to business acquisitions.
[4] Exceptional items: R&D includes an expense for termination of a co-development contract; Other expense represents a USD 38 million charge for a legal settlement in the US.
[5] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health  (unaudited)

Second quarter 2010

	Q2 2010 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition-related restructuring and integration items	Exceptional items	Q2 2010 Core results	Q2 2009 Core results[2]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	1 509					1 509	1 410

Sales to other divisions	13					13	13

Other revenues	18					18	15

Cost of Goods Sold	-538	24				-514	-494

Gross profit	1 002	24				1 026	944

Marketing & Sales	-528					-528	-488

Research & Development	-85					-85	-86

General & Administration	-94					-94	-89

Other income	9					9	24

Other expense	-10					-10	-12

Operating income	294	24				318	293

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

First half 2010

	H1 2010 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition-related restructuring and integration items	Exceptional items	H1 2010 Core results	H1 2009 Core results[2]
	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	2 987					2 987	2 713

Sales to other divisions	30					30	23

Other revenues	32					32	29

Cost of Goods Sold	-1 056	48				-1 008	-936

Gross profit	1 993	48				2 041	1 829

Marketing & Sales	-1 068					-1 068	-956

Research & Development	-171					-171	-162

General & Administration	-190					-190	-170

Other income	14					14	37

Other expense	-20					-20	-31

Operating income	558	48				606	547

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Detailed reconciliation information for the 2009 period from IFRS results to core results has been published on the Group’s website at www.novartis.com.

CORE RESULTS
Reconciliation of operating income to core operating income and net income – Second quarter  (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total

	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m	Q2 2010 USD m	Q2 2009 USD m

Operating income	2 337	2 213	-42	-167	289	247	294	271	83	-200	2 961	2 364

Amortization of intangible assets	115	95	64	77	70	61	24	22	1	1	274	256

Impairments

Intangible assets	8	14			-1						7	14

Property, plant & equipment		-4			-2	-1					-2	-5

Financial assets	5		71						1	-11	77	-11

Total impairment charges	13	10	71		-3	-1			1	-11	82	-2

Acquisition-related restructuring and integration items (including acquisition- related accounting impact of inventory adjustments), net

Exceptional items

Exceptional gains from divesting brands, subsidiaries and financial investments	-33										-33

Other restructuring expenses	26										26

Legal provisions, litigations and exceptional settlements	178		45	45	8						231	45

Swiss pension curtailment gain									-265		-265

Total exceptional items	171		45	45	8				-265		-41	45

Total adjustments	299	105	180	122	75	60	24	22	-263	-10	315	299

Core operating income	2 636	2 318	138	-45	364	307	318	293	-180	-210	3 276	2 663

as % of net sales	34.4%	32.6%	24.5%	-18.2%	18.4%	17.3%	21.1%	20.8%			28.0%	25.3%

Income from associated companies	-6	-2			2	2			162	124	158	124

Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax											141	140

Financial income											14	91

Interest expenses											-175	-136

Taxes (adjusted for above items)											-643	-488

Core net income											2 771	2 394

Core net income attributable to shareholders											2 751	2 385

Core EPS (USD)											1.20	1.05

CORE RESULTS
Reconciliation of operating income to core operating income and net income – First half  (unaudited)

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total

	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m	H1 2010 USD m	H1 2009 USD m

Operating income	4 664	4 275	797	-234	599	538	558	506	-146	-374	6 472	4 711

Amortization of intangible assets	209	190	144	153	150	118	48	41	2	2	553	504

Impairments

Intangible assets	63	24			6						69	24

Property, plant & equipment	-4	-1			-1	-2					-5	-3

Financial assets	6	1	75						2	-8	83	-7

Total impairment charges	65	24	75		5	-2			2	-8	147	14

Acquisition-related restructuring and integration items (including acquisition- related accounting impact of inventory adjustments), net					4						4

Exceptional items

Exceptional gains from divesting brands, subsidiaries and financial investments	-33										-33

Other restructuring expenses	26										26

Legal provisions, litigations and exceptional settlements	136		45	45	56						237	45

Swiss pension curtailment gain									-265		-265

Total exceptional items	129		45	45	56				-265		-35	45

Total adjustments	403	214	264	198	215	116	48	41	-261	-6	669	563

Core operating income	5 067	4 489	1 061	-36	814	654	606	547	-407	-380	7 141	5 274

as % of net sales	33.9%	33.1%	55.1%	-7.3%	20.5%	18.7%	20.3%	20.2%			29.9%	26.0%

Income from associated companies	-12	-3			2	3			271	207	261	207

Recurring amortization, exceptional impairments and restructuring expenses related to income from associated companies, net of tax											326	279

Financial income											63	43

Interest expenses											-308	-222

Taxes (adjusted for above items)											-1 403	-885

Core net income											6 080	4 696

Core net income attributable to shareholders											6 045	4 674

Core EPS (USD)											2.65	2.06

Supplementary tables: Second quarter 2010 – Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total

Brands		USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Diovan/Co–Diovan	Hypertension	657	0	895	2	1 552	1	1

Gleevec/Glivec	Chronic myeloid leukemia	319	19	756	4	1 075	9	8

Zometa	Cancer complications	184	6	194	6	378	5	6

Lucentis	Age-related macular degeneration			377	29	377	28	29

Femara	Breast cancer	163	16	175	7	338	9	10

Sandostatin	Acromegaly and neuroendocrine tumors	125	12	187	10	312	11	11

Exelon/Exelon Patch	Alzheimer's disease	103	17	149	5	252	8	9

Exforge	Hypertension	72	26	155	43	227	35	37

Neoral/Sandimmun	Transplantation	20	0	197	-5	217	-4	-5

Voltaren (excl. OTC)	Inflammation/pain			200	2	200	1	2

Top ten products total		1 643	8	3 285	7	4 928	7	7

Exjade	Iron chelator	70	-7	122	25	192	11	11

Comtan/Stalevo	Parkinson’s disease	60	11	90	8	150	9	9

Reclast/Aclasta	Osteoporosis	99	24	43	22	142	23	23

Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	89	7	31	16	120	9	8

Lescol	Cholesterol reduction	25	-17	87	-26	112	-24	-24

Myfortic	Transplantation	40	18	68	19	108	20	18

Tekturna/Rasilez	Hypertension	50	25	53	98	103	54	56

Tegretol	Epilepsy	19	-5	72	-2	91	0	-1

Foradil	Asthma	10	400	78	-8	88	0	2

Xolair	Asthma	8	-62	82	47	90	14	18

Top 20 products total		2 113	8	4 011	8	6 124	8	8

Rest of portfolio		459	0	1 087	12	1 546	9	8

Total Division sales		2 572	7	5 098	9	7 670	8	8

Supplementary tables: First half 2010 – Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total

Brands		USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Diovan/Co–Diovan	Hypertension	1 245	0	1 749	0	2 994	2	0

Gleevec/Glivec	Chronic myeloid leukemia	605	18	1 502	5	2 107	12	8

Zometa	Cancer complications	362	3	391	8	753	7	5

Lucentis	Age-related macular degeneration			741	35	741	42	35

Femara	Breast cancer	322	18	360	8	682	14	13

Sandostatin	Acromegaly and neuroendocrine tumors	247	13	375	11	622	15	12

Exelon/Exelon Patch	Alzheimer's disease	201	21	302	8	503	15	13

Exforge	Hypertension	138	30	293	44	431	42	39

Neoral/Sandimmun	Transplantation	42	-9	387	-7	429	-4	-7

Voltaren (excl. OTC)	Inflammation/pain	1	-50	384	2	385	3	2

Top ten products total		3 163	9	6 484	7	9 647	10	8

Exjade	Iron chelator	132	12	239	30	371	26	23

Comtan/Stalevo	Parkinson’s disease	114	9	177	9	291	11	9

Reclast/Aclasta	Osteoporosis	178	28	87	36	265	33	31

Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	179	2	60	17	239	7	5

Lescol	Cholesterol reduction	49	-20	178	-24	227	-21	-23

Myfortic	Transplantation	77	22	131	22	208	28	22

Tekturna/Rasilez	Hypertension	93	27	99	111	192	61	60

Tegretol	Epilepsy	37	-29	142	0	179	-4	-8

Foradil	Asthma	15	150	160	-11	175	-2	-5

Xolair	Asthma	8	-79	162	59	170	21	20

Top 20 products total		4 045	8	7 919	8	11 964	11	8

Rest of portfolio		907	0	2 090	8	2 997	9	6

Total Division sales		4 952	7	10 009	8	14 961	10	8

Pharmaceutical net sales by therapeutic area – Second quarter  (unaudited)

	Q2 2010 USD m	Q2 2009 USD m	% change USD	% change cc

Cardiovascular and Metabolism
Diovan	1 552	1 533	1	1

Exforge	227	168	35	37

Tekturna/Rasilez	103	67	54	56

Subtotal	1 882	1 768	6	6

Galvus	90	39	131	136

Lotrel	71	86	-17	-17

Total strategic franchise products	2 043	1 893	8	8

Mature products (including Lescol)	277	346	-20	-20

Total Cardiovascular and Metabolism products	2 320	2 239	4	4

Oncology
Gleevec/Glivec	1 075	990	9	8

Zometa	378	359	5	6

Femara	338	310	9	10

Sandostatin	312	281	11	11

Exjade	192	173	11	11

Tasigna	89	53	68	73

Afinitor	55	11	nm	nm

Other	41	60	-32	-31

Total Oncology products	2 480	2 237	11	11

Neuroscience and Ophthalmics
Lucentis	377	294	28	29

Exelon/Exelon Patch	252	233	8	9

Comtan/Stalevo	150	138	9	9

Extavia	38	9	nm	nm

Other	107	118	-9	-10

Total strategic franchise products	924	792	17	17

Mature products	149	150	-1	-3

Total Neuroscience and Ophthalmics products	1 073	942	14	14

Respiratory
Xolair	90	79	14	18

TOBI	72	69	4	4

Other	6	2	nm	nm

Total strategic franchise products	168	150	12	15

Mature products	40	43	-7	-5

Total Respiratory products	208	193	8	11

Immunology and Infectious Diseases
Neoral/Sandimmun	217	227	-4	5

Reclast/Aclasta	142	115	23	23

Myfortic	108	90	20	18

Certican	36	27	33	33

Ilaris	6	0	nm	nm

Other	73	57	28	30

Total strategic franchise products	582	516	13	12

Mature products	217	237	-8	-10

Total Immunology and Infectious Diseases products	799	753	6	5

Additional products
Voltaren (excluding OTC)	200	198	1	2

Ritalin/Focalin	120	110	9	8

Tegretol	91	91	0	-1

Foradil	88	88	0	2

Trileptal	63	77	-18	-18

Everolimus sales to stent manufacturers	71	47	51	47

Other	157	140	12	13

Total additional products	790	751	5	5

Total strategic franchise products	6 197	5 588	11	11

Total mature and additional products	1 473	1 527	-4	-4

Total Division net sales	7 670	7 115	8	8

nm – Not meaningful

Pharmaceutical net sales by therapeutic area – First half  (unaudited)

	H1 2010 USD m	H1 2009 USD m	% change USD	% change cc

Cardiovascular and Metabolism
Diovan	2 994	2 935	2	0

Exforge	431	304	42	39

Tekturna/Rasilez	192	119	61	60

Subtotal	3 617	3 358	8	6

Galvus	166	65	155	152

Lotrel	144	169	-15	-15

Total strategic franchise products	3 927	3 592	9	7

Mature products (including Lescol)	572	677	-16	-18

Total Cardiovascular and Metabolism products	4 499	4 269	5	3

Oncology
Gleevec/Glivec	2 107	1 884	12	8

Zometa	753	701	7	5

Femara	682	596	14	13

Sandostatin	622	539	15	12

Exjade	371	295	26	23

Tasigna	164	88	86	84

Afinitor	96	12	nm	nm

Other	90	119	-24	-27

Total Oncology products	4 885	4 234	15	13

Neuroscience and Ophthalmics
Lucentis	741	523	42	35

Exelon/Exelon Patch	503	436	15	13

Comtan/Stalevo	291	261	11	9

Extavia	58	12	nm	nm

Other	232	235	-1	-5

Total strategic franchise products	1 825	1 467	24	20

Mature products	282	281	0	-5

Total Neuroscience and Ophthalmics products	2 107	1 748	21	16

Respiratory
Xolair	170	140	21	20

TOBI	137	143	-4	-5

Other	8	1	nm	nm

Total strategic franchise products	315	284	11	10

Mature products	89	96	-7	-11

Total Respiratory products	404	380	6	5

Immunology and Infectious Diseases
Neoral/Sandimmun	429	448	-4	-7

Reclast/Aclasta	265	200	33	31

Myfortic	208	163	28	22

Certican	70	50	40	35

Ilaris	10	0	nm	nm

Other	140	103	36	32

Total strategic franchise products	1 122	964	16	13

Mature products	424	457	-7	-11

Total Immunology and Infectious Diseases products	1 546	1 421	9	5

Additional products
Voltaren (excluding OTC)	385	372	3	2

Ritalin/Focalin	239	223	7	5

Tegretol	179	187	-4	-8

Foradil	175	179	-2	-5

Trileptal	127	147	-14	-16

Everolimus sales to stent manufacturers	134	116	16	10

Other	281	272	3	1

Total additional products	1 520	1 496	2	-1

Total strategic franchise products	12 074	10 541	15	12

Total mature and additional products	2 887	3 007	-4	-7

Total Division net sales	14 961	13 548	10	8

nm – Not meaningful

Net sales by region1 (unaudited)

Second quarter

	Q2 2010	Q2 2009	% change		Q2 2010	Q2 2009

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

US	2 572	2 412	7	7	34	34

Europe	2 672	2 594	3	8	35	36

Asia/Africa/Australasia	1 688	1 502	12	7	22	21

Canada and Latin America	738	607	22	15	9	9

Total	7 670	7 115	8	8	100	100

Vaccines and Diagnostics

US	166	95	75	76	29	38

Europe	141	87	62	75	25	35

Asia/Africa/Australasia	190	54	252	257	34	22

Canada and Latin America	67	11	509	495	12	5

Total	564	247	128	135	100	100

Sandoz

US	594	433	37	37	30	25

Europe	989	1 013	-2	2	50	57

Asia/Africa/Australasia	243	199	22	21	12	11

Canada and Latin America	147	129	14	4	8	7

Total	1 973	1 774	11	13	100	100

Consumer Health

US	499	447	12	12	33	32

Europe	629	620	1	5	42	44

Asia/Africa/Australasia	253	224	13	7	17	16

Canada and Latin America	128	119	8	-1	8	8

Total	1 509	1 410	7	7	100	100

Group

US	3 831	3 387	13	13	33	32

Europe	4 431	4 314	3	8	38	41

Asia/Africa/Australasia	2 374	1 979	20	15	20	19

Canada and Latin America	1 080	866	25	17	9	8

Total	11 716	10 546	11	12	100	100

[1] Net sales from operations by location of third party customer

Net sales by region1 (unaudited)

First half

	H1 2010	H1 2009	% change		H1 2010	H1 2009

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

US	4 952	4 648	7	6	34	35

Europe	5 427	4 928	10	9	36	36

Asia/Africa/Australasia	3 198	2 857	12	5	21	21

Canada and Latin America	1 384	1 115	24	13	9	8

Total	14 961	13 548	10	8	100	100

Vaccines and Diagnostics

US	728	182	300	302	38	37

Europe	467	192	143	142	24	39

Asia/Africa/Australasia	479	95	404	388	25	19

Canada and Latin America	251	25	904	899	13	5

Total	1 925	494	290	287	100	100

Sandoz

US	1 111	880	26	26	28	25

Europe	2 113	2 001	6	4	53	57

Asia/Africa/Australasia	470	370	27	21	12	11

Canada and Latin America	280	249	12	0	7	7

Total	3 974	3 500	14	11	100	100

Consumer Health

US	967	868	11	11	32	32

Europe	1 297	1 207	7	5	44	45

Asia/Africa/Australasia	472	418	13	5	16	15

Canada and Latin America	251	220	14	1	8	8

Total	2 987	2 713	10	7	100	100

Group

US	7 758	6 578	18	18	33	32

Europe	9 304	8 328	12	10	39	42

Asia/Africa/Australasia	4 619	3 740	24	17	19	18

Canada and Latin America	2 166	1 609	35	24	9	8

Total	23 847	20 255	18	15	100	100

[1] Net sales from operations by location of third party customer

Quarterly analysis  (unaudited)

Key figures by quarter

	Q2 2010	Q1 2010	Change

	USD m	USD m	USD m	%

Net sales	11 716	12 131	-415	-3

Operating income	2 961	3 511	-550	-16

Financial income	14	49	-35	-71

Interest expense	-175	-133	-42	32

Taxes	-521	-582	61	-10

Net income	2 437	2 948	-511	-17

Net sales by region

	Q2 2010	Q1 2010	Change

	USD m	USD m	USD m	%

US	3 831	3 927	-96	-2

Europe	4 431	4 873	-442	-9

Asia/Africa/Australasia	2 374	2 245	129	6

Canada and Latin America	1 080	1 086	-6	-1

Total	11 716	12 131	-415	-3

Net sales by division

	Q2 2010	Q1 2010	Change

	USD m	USD m	USD m	%

Pharmaceuticals	7 670	7 291	379	5

Vaccines and Diagnostics	564	1 361	-797	-59

Sandoz	1 973	2 001	-28	-1

Consumer Health	1 509	1 478	31	2

Total	11 716	12 131	-415	-3

Core operating income by division

	Q2 2010	Q1 2010	Change

	USD m	USD m	USD m	%

Pharmaceuticals	2 636	2 431	205	8

Vaccines and Diagnostics	138	923	-785	-85

Sandoz	364	450	-86	-19

Consumer Health	318	288	30	10

Corporate Income & Expense, net	-180	-227	47	-21

Core operating income	3 276	3 865	-589	-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 15, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting